Exhibit 99.1

ADVENTURE BY DESIGN

can-am

BRP INC.

ANNUAL INFORMATION FORM

MARCH 25, 2025

Fiscal year ended January 31, 2025

TABLE OF CONTENTS

EXPLANATORY NOTES	1

CORPORATE STRUCTURE	6

GENERAL DEVELOPMENT OF THE BUSINESS	7

BUSINESS OF THE CORPORATION AND ITS INDUSTRY	9

RISK FACTORS	30

DIVIDENDS	31

DESCRIPTION OF THE CAPITAL STRUCTURE	31

MARKET FOR SECURITIES AND TRADING PRICE AND VOLUME	37

DIRECTORS AND OFFICERS	38

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	47

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	47

INDEPENDENT AUDITOR, TRANSFER AGENT AND REGISTRAR	47

MATERIAL CONTRACTS	47

INTEREST OF EXPERTS	49

AUDIT COMMITTEE	50

ADDITIONAL INFORMATION	52

GLOSSARY OF TERMS	52

APPENDIX A CHARTER OF THE AUDIT COMMITTEE	A-1

EXPLANATORY NOTES

The information in this annual information form (the “Annual Information Form”) is stated as at January 31, 2025, unless otherwise indicated.

Unless otherwise noted or required by the context, the “Corporation” and “BRP” refer to BRP Inc. and its direct and indirect subsidiaries and predecessors or other entities controlled by them.

Unless otherwise indicated, all references to “$” or “dollars” are to Canadian dollars, references to “US$” or “U.S. dollars” are to United States dollars and references to “AUD$” are to Australian dollars. Amounts are stated in Canadian dollars unless indicated to the contrary.

All references to “Fiscal 2026” are to the Corporation’s fiscal year ended January 31, 2026, to “Fiscal 2025” are to the Corporation’s fiscal year ended January 31, 2025, to “Fiscal 2024” are to the Corporation’s fiscal year ended January 31, 2024 and to “Fiscal 2023” are to the Corporation’s fiscal year ended January 31, 2023.

All references to “season” throughout this Annual Information Form have different meanings depending on the applicable type of vehicle and region. Please refer to the following table for a description of such meanings:

Australia
Boats	12 months ended September 30
All other Regions and Territories
ATVs and SSVs	12 months ended June 30
3-wheeled on-road vehicles	12 months ended October 31
Electric 2-wheel motorcycles	12 months ended October 31
Snowmobiles	12 months ended March 31
PWCs and Sea-Doo Switch pontoons	12 months ended September 30
Outboard engines	12 months ended July 31
Boats and pontoons	12 months ended July 31

Any references to seasonal data for multiple products refer to each product’s respective season for the specific year indicated. In Fiscal 2023, the Corporation stopped all sales, shipments and exports intended for Russia and stopped operating in the Russian market. Therefore, the data relating to the number of units sold in Fiscal 2025 and Fiscal 2024 presented in this Annual Information Form does not include any units sold in Russia. In Fiscal 2025, BRP initiated a process for the sale of its Marine businesses. Until such time as the process is fully completed, BRP will continue to disclose and include the data related to the Marine businesses in this Annual Information Form. However, the financial results presented in the Corporation’s results for Fiscal 2025 are presented on a continuing basis, excluding Marine discontinued operations.

Certain capitalized terms and phrases used in this Annual Information Form are defined in the “Glossary of Terms” beginning on page 52.

Forward-Looking Statements

Certain statements in this Annual Information Form about the Corporation’s current and future plans, including statements relating to its 5-year plan referred to as “Mission 2025”, prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals, achievements, including the Corporation’s environmental, social and governance targets, goals and initiatives set forth under the Corporation’s CSR25 program, and those related to its electrification journey, such as its intention to electrify its existing product lines and launch new electric product lines, priorities and strategies, financial position, market position, capabilities, competitive strengths and beliefs, the prospects and trends of the industries in which the Corporation operates, the expected demand for products and services in the markets in which the Corporation competes, including softer industry demand trends and sustained promotional intensity and pricing actions, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market, expected financial requirements and the availability of capital resources and liquidity, the Corporation’s ability to complete its process for the sale of its Marine businesses as expected and to manage and mitigate the risks associated therewith, including the ability to separate the Marine businesses within the anticipated time periods, at expected cost levels and expected proceeds, the impact of the sale of the Marine businesses, or any other future events or developments and other statements in this Annual Information Form that are not historical facts constitute forward-looking statements within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Corporation’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Corporation’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific. The Corporation cautions that its assumptions may not materialize and that the currently challenging macroeconomic and geopolitical environments in which it evolves, including specifically the uncertainty around the potential imposition of new duties, tariffs and other trade restrictions (and any retaliatory measures), may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. These assumptions include our ability to complete the sale of our Marine businesses within the anticipated time periods, at the expected cost levels and generating the expected proceeds. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Corporation or the industry to be materially different from the outlook or any future results or performance implied by such statements.

In addition, many factors could cause the Corporation’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of the Corporation’s management’s discussion and analysis for Fiscal 2025 (“the 2025 MD&A”) for the fiscal year ended on January 31, 2025 and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission: the impact of adverse economic conditions including in the context of easing but still elevated interest and inflation rates; any decline in social acceptability of the Corporation and its products, including in connection with the broader adoption of electrical or low-emission products; high levels of indebtedness; any unavailability of additional capital; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials; the inability to attract, hire and retain key employees, including members of the Corporation’s management team or employees who possess specialized market knowledge and technical skills; any failure of information technology systems, security breach or cyber-attack, or difficulties with the implementation of new systems, including the difficulties in the continued implementation of its ERP system; the Corporation’s reliance on international sales and operations including heightened concerns for global trade tensions with escalation in tariffs and other retaliatory measures; the Corporation’s inability to successfully execute its growth strategy; fluctuations in foreign currency exchange rates; unfavourable weather conditions and climate change more generally; the seasonal nature of the Corporation’s business and some of its products; the Corporation’s reliance on a network of independent dealers and distributors; any inability of dealers and distributors to secure adequate access to capital; any inability to comply with product safety, health, environmental, privacy matters and noise pollution laws; the Corporation’s large fixed cost base; any failure to compete effectively against competitors or any failure to meet consumers’ evolving expectations; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any inability to maintain and enhance the Corporation’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure to carry proper insurance coverage; the Corporation’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; the Corporation’s inability to successfully execute its manufacturing strategy or to adjust to fluctuating customer demand as a result of manufacturing capacity constraints; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and intangibles with indefinite useful life and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; volatility in the market price for the Subordinate Voting Shares; the Corporation’s conduct of business through subsidiaries; the significant influence of Beaudier Group and Bain Capital; and future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Corporation. These factors are not intended to represent a complete list of the factors that could affect the Corporation; however, these factors should be considered carefully.

Unless otherwise stated, the forward-looking statements contained in this Annual Information Form are made as of the date of this Annual Information Form, and the Corporation has no intention and undertakes no obligation to update or revise any forward-looking statements, including to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Corporation does update any forward-looking statements contained in this Annual Information Form, no inference should be made that the Corporation will make additional updates with respect to that statement, related matters or any other forward-looking statement.

IFRS and Non-IFRS Measures

The Corporation’s financial statements, available under the Corporation’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

This Annual Information Form makes reference to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Corporation’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Corporation’s financial information reported under IFRS.

The Corporation believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Corporation’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Corporation also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Corporation’s ability to meet its future debt service, capital expenditure and working capital requirements, and also, as a component in the determination of the short-term incentive compensation for the Corporation’s employees. A detailed description of the usefulness of each non-IFRS measure can be found in the 2025 MD&A. Because other companies may calculate these non-IFRS measures differently than the Corporation does, these metrics are not comparable to similarly titled measures reported by other companies. “Normalized EBITDA” is defined as net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements described in the 2025 MD&A, such as transaction costs, restructuring costs and impairment charges. “Normalized net income” is defined as net income before normalized elements described in the 2025 MD&A, such as foreign exchange gain on long-term debt and lease liabilities, transaction costs and restructuring costs, and adjusted to reflect the tax effect on these elements. The Corporation refers the reader to the “Non-IFRS Measures” and “Selected Consolidated Financial Information” sections of the Corporation’s 2025 MD&A, which are incorporated by reference herein, for definitions and reconciliations of Normalized EBITDA and Normalized net income presented by the Corporation to the most directly comparable IFRS measure. The Corporation’s 2025 MD&A is available under the Corporation’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Market and Industry Data

The Corporation has obtained the market and industry data presented in this Annual Information Form from a combination of internal surveys, third-party information and the estimates of the Corporation’s management. There are limited sources that report on the Corporation’s markets and industries and some of the sources do not include certain markets where the Corporation operates. As such, much of the market and industry data presented in this Annual Information Form is based on internally generated management estimates, including estimates based on extrapolations from third-party surveys of the industries in which the Corporation competes, to the extent available. While the Corporation believes internal surveys, third-party information and estimates of the Corporation’s management are reliable, the Corporation has not verified them, nor have they been verified by any independent sources and the Corporation has no assurance that the information contained in third-party websites is current, complete and up-to-date. While the Corporation is not aware of any material misstatements regarding the market and industry data presented in this Annual Information Form, such data involves risks and uncertainties and is subject to change based on various factors, including those factors discussed under “Forward-Looking Statements” and “Risk Factors”.

Trademarks and Tradenames

In addition to protecting its technical innovations, the Corporation relies on a combination of registered and unregistered trademarks to protect its position as a branded Corporation with strong brand name recognition. It holds numerous registered trademarks in respect of its brands, including Alumacraft®, BRP®, Can-Am®, Lynx®, Manitou®, Quintrex®, Rotax®, Sea-Doo® and Ski-Doo®. It also holds registered trademarks with respect to its various model lines, including Aurora®, Can-Am Origin®, Can-Am Pulse®, Commander®, Defender®, Expedition®, Fish Pro®, Freeride®, G2®, Maverick®, MX-Z®, Renegade®, Rave®, Ryker®, RXP®, RXT®, Skandic®, Spark®, Spyder®, Summit®, Switch® and Traxter®, and additional registered trademarks with respect to certain of its programs and technologies, including 4-TEC®, BRP Connect®, BRP GO®, BV2S®, E-TEC®, iBR®, iCatch®, iControl®, iS®, Learning Key®, LinQ®, Radien®, REV®, Uncharted Society®, V-Toon®, and XPS®. The Corporation determines the jurisdictions in which it registers its trademarks based on strategic considerations and on the availability of trademark registration in such jurisdictions. As it continues to develop and introduce new brands, models and technologies, the Corporation plans to register new trademarks to protect its strong name recognition.

Corporate Social Responsibility

The Corporation is committed to Corporate Social Responsibility (CSR) and more specifically to the environment, product safety, health and safety, social well-being and economic prosperity everywhere it operates. The Corporation recognizes that these factors are fundamental to its growth and success. In April 2022, the Corporation announced its commitment to take CSR further with the launch of its CSR25 program, which fosters value creation around three main pillars: Environment, Social and Governance (ESG). The CSR25 program includes objectives that focus on the Corporation’s employees, communities, operations and products, which have been specifically assigned to senior executives to make optimal use of their unique expertise.

The Board of Directors of the Corporation is the ultimate steward of ESG matters (including climate-related matters such as greenhouse gases emissions) and it has established clear lines of authority and oversight at the committee levels, as detailed below:

•

The Nominating, Governance and Social Responsibility committee has been delegated the authority to review and assess the Corporation’s policies and practices with respect to its CSR program at least twice a year; and

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The Audit committee has been delegated the authority to oversee any CSR/ESG-related disclosure documents and the controls in place to assess the adequacy and completeness of the financial information contained therein.

In addition to the oversight by the Board of Directors and its committees, a CSR Steering Committee composed of members from the executive management team with ownership over each pillar of the CSR25 framework meets on a quarterly basis to review the progress and align on strategic plans. To ensure smooth collaboration throughout the Corporation’s CSR journey, a CSR Coordinating Committee also brings together leaders of key functions called upon to deliver CSR25 projects. Moreover, as the Corporation will be subject to various forthcoming ESG regulations and disclosure requirements in the near future, it reinforced its ESG-related capabilities with regard to resilience analysis, data management, and other key areas with the establishment of a dedicated ESG Disclosure Steering Committee, co-led by the Corporate Sustainability and the Finance functions.

The CSR team receives updates on the advancement of the work against the program’s priorities from the senior executives and internal working groups to whom such priorities were assigned, and it has the responsibility to report regularly on such progress to the executive management team as well as quarterly to the Board of Directors.

The Corporation published its first comprehensive report compiling its CSR performance for Fiscal 2022 and has been reporting its progress annually ever since. The CSR report provides an overview of the Corporation’s CSR framework and the priority issues relevant to its business and stakeholders – customers, employees, suppliers, shareholders and community partners. Since Fiscal 2024, the Corporation has integrated its CSR Report into its Annual Report to reflect the strong alignment between its business performance and its commitment to addressing global environmental and social challenges. Additional information regarding the Corporation’s CSR program and progress can be found in the CSR reports made available on the Corporation’s website at www.brp.com concurrently with the annual general meeting of the shareholders of the Corporation. For greater certainty, the CSR reports and any information therein as well as any information on the CSR program available on the Corporation’s website are not part of this Annual Information Form and are not incorporated by reference herein.

CORPORATE STRUCTURE

Incorporation and Office

The Corporation was incorporated under the Canada Business Corporations Act on May 1, 2003 under the name J.A. Bombardier (J.A.B.) Inc. On June 28, 2006, the Corporation was amalgamated with 4308042 Canada Inc., a wholly-owned subsidiary of the Corporation. On April 12, 2013, the Corporation filed articles of amendment to change its name to BRP Inc. Immediately prior to the closing of its initial public offering on May 29, 2013 (the “IPO”), the Corporation filed articles of amendment to reorganize its authorized and issued share capital as described under “Description of the Capital Structure”.

The Corporation’s head and registered office is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

Intercorporate Relationships

The following organization chart indicates the inter-corporate relationships of the Corporation and its material subsidiary entities together with the jurisdiction of incorporation or constitution of each such entity as at the date hereof:

Certain subsidiaries of the Corporation, each of which represented not more than 10% of the consolidated assets and not more than 10% of the consolidated revenue of the Corporation, and all of which, in the aggregate, represented not more than 20% of the total consolidated assets and the total consolidated revenue of the Corporation as at the date hereof, have been omitted.

GENERAL DEVELOPMENT OF THE BUSINESS

General

BRP’s origins date back to 1937 when founder Joseph-Armand Bombardier obtained his first patent for a tracked vehicle used for travelling on snow. In 1959, the Corporation gave birth to the recreational snowmobile by introducing the first lightweight single-track two-passenger snowmobile under the Ski-Doo brand.

In 1968, the Corporation launched the industry’s first personal watercraft under the Sea-Doo brand, and in 1970, the Corporation acquired the maker of Rotax engines. In 1989, the Corporation acquired the Finnish company Nordtrac Oy, the maker of the Lynx brand of snowmobiles. A decade later, the Corporation entered a new powersports category when it began selling all-terrain vehicles (“ATVs”), which are now branded Can-Am.

In 2003, while operating as a division of Bombardier Inc., the Corporation was sold by Bombardier Inc. to an investor group including an affiliate of Bain Capital Investors, LLC (“Bain Capital”), members of the Bombardier and Beaudoin families and Caisse de dépôt et placement du Québec (“CDPQ”).

In 2007, the Corporation entered the on-road market and created a new on-road product category with the introduction of the Spyder 3-wheeled vehicle (“3WV”). In 2010, the Corporation added another product to its portfolio with the introduction of its first recreational side-by-side vehicle (“SSV”) under the Can-Am brand. In 2012, BRP decided to cease the manufacturing of sport boats and announced that it would offer its jet boat propulsion technology to boat builders.

In June 2018, the Corporation completed the acquisition of Alumacraft Boat Co. (“Alumacraft”), a recreational boat manufacturer located in the United States, thereby establishing a Marine Group and creating two operating and reportable segments: Powersports and Marine. The Powersports segment includes Year-Round Products, Seasonal Products and Powersports PA&A and Original Equipment Manufacturers (OEMs) and jet boat engines. The Marine segment includes outboard engines, boats and related PA&A and other services. In August 2018, the Corporation completed the acquisition of Triton Industries, Inc. (“Triton”), a manufacturer of pontoon boats under the Manitou brand located in the United States. In August 2019, the Corporation completed the acquisition of 80% of the outstanding shares of Telwater Pty, Ltd (“Telwater”), a manufacturer of aluminum boats and trailers under the brand Quintrex located in Australia. Telwater’s majority owner and managing director before BRP’s acquisition held the other 20% until September 1st, 2021, when the Corporation completed the repurchase, at fair value, of the remaining 20% non-controlling interest.

In May 2020, in the context of the COVID-19 pandemic, the Corporation announced that it re-oriented its marine business by focusing on the growth of its boat brands with new technology and innovative Marine Products, and by discontinuing the Evinrude E-TEC outboard engines production in its Sturtevant facility (United States), which facility has been repurposed for new projects. In an effort to consolidate the Alumacraft operations into one site, the Corporation’s facility in Arkadelphia (United States) was closed, its operations related to welded boats were transferred to the Corporation’s facility in St. Peter (United States), and have been discontinued since the end of September 2021.

In 2020, in an effort to go beyond a product-based offering and to promote access to its products and allow more people to enjoy unique recreational experiences, the Corporation launched its Uncharted Society program (“Uncharted Society”) in the United States, offering packaged adventures using Powersports Products in several locations in the United States through partnerships with local “outfitters”.

In March 2021, the Corporation announced its entry into electrification, with the intention of introducing electric models for its existing product lines over time. In 2022, it reinforced this strategy through the launch of its CSR25 program, as well as by unveiling an all-electric lineup of Can-Am motorcycles and the Rotax E10 e-powertrain for karting. The Corporation also completed three strategic acquisitions in 2022 - Great Wall Motor Austria GmbH, an EV R&D center in Austria specializing in E-drive systems; an 80% stake in Pinion GmbH, a German pioneer in gearbox technology; and substantially all the assets related to the powersports business of Kongsberg Automotive ASA and its subsidiary Kongsberg Inc. in Quebec – and established a business unit targeting low-voltage and human-assisted product categories. Over the past year, the Corporation decided to channel its efforts and investments on its Powersports segment, leading to the decision to cease for an indefinite period its activities under such business unit.

In August 2021, the Corporation introduced the Switch pontoons as a new product offering under the Sea-Doo brand of products.

In August 2022, BRP introduced the new Rotax S outboard engine with Stealth Technology, which the Corporation offers as fully integrated into its fully redesigned Manitou, Alumacraft and Quintrex boats, allowing for stunning designs and additional usable space at the stern.

In February 2023, the Corporation launched the new Can-Am Outlander platform for recreational and utility models, designed to offer increased power and towing capacity. In August 2023, BRP introduced the Can-Am Maverick R, featuring a 240-horsepower engine, Dual Clutch Transmission (DCT), and a redesigned suspension system intended to enhance off-road performance.

In 2023, the Corporation also celebrated two significant milestones: its 20th anniversary as an independent company and its 10th year as a publicly traded entity on the Toronto Stock Exchange (“TSX”).

In February 2023, BRP introduced two new electric snowmobiles – the Ski-Doo Grand Touring Electric model and the Lynx Adventure Electric model – being the first products commercialized as part of its CSR25 program commitment. In February 2024, BRP further expanded its electric snowmobile lineup with the Ski-Doo Expedition Electric and a new Lynx Adventure Electric, tailored for multi-use applications and improved versatility in various snow conditions. In August 2024, BRP advanced its electrification strategy with the launch of the 2025 Can-Am Pulse and Can-Am Origin, featuring Rotax E-Power technology for electric propulsion. The Pulse is designed for city riding, while the Origin offers on- and off-road capability. That same month, BRP introduced the Can-Am Canyon, a 3-wheel vehicle for adventure touring, which is powered by a 115-horsepower Rotax ACE 1330 cc engine.

On October 17, 2024, as part of its decision to capitalize on growth opportunities within the Powersports industry , BRP announced that it initiated the sale process of its Marine businesses, namely Alumacraft, Manitou, Telwater, and Marine parts, accessories, and apparel, while retaining its Sea-Doo personal watercraft, Sea-Doo Switch pontoons and jet propulsion systems.

Public Offerings and Other Transactions

The Corporation completed its IPO in 2013. Since then, the Corporation’s subordinate voting shares (the “Subordinate Voting Shares”) have been listed on the TSX under the symbol “DOO”. On September 14, 2018, the Corporation completed the listing of its Subordinate Voting Shares on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “DOOO”.

Over the last three financial years, the Corporation repurchased for cancellation 3,519,398 (from December 5, 2022 to October 30, 2023) and 3,231,999 (from December 5, 2023 to July 19, 2024)1 of its outstanding Subordinate Voting Shares through normal course issuer bids.

1 The current normal course issuer bid of the Company, renewed on December 6, 2024, entitles the Corporation to purchase for cancellation up to 3,331,852 Subordinate Voting Shares over the twelve-month period commencing on December 10, 2024 and ending on no later than December 9, 2025. As at March 24, 2025, the Company did not repurchase for cancellation any of its outstanding Subordinate Voting Shares under its normal course issuer bid.

On March 30, 2022, the Corporation announced a substantial issuer bid (the “2022 SIB”) pursuant to which it completed on May 10, 2022 the purchase for cancellation of a total of 2,427,184 Subordinate Voting Shares (representing approximately 3% of the total number of Shares issued and outstanding as of such date, before giving effect to the 2022 SIB) at a price of $103.00 per Share for an aggregate consideration of approximately $250.0 million. Prior to the completion of the 2022 SIB, Beaudier Group converted 570,779 Multiple Voting Shares into an equivalent number of Subordinate Voting Shares. These converted shares were repurchased as part of the 2022 SIB.

On January 26, 2024, Bain Capital completed a bought deal secondary offering (the “January 2024 Secondary Offering”) pursuant to which it sold 2,000,000 Subordinate Voting Shares at a price of $91.00 per Subordinate Voting Share for gross proceeds of $182,000,000. The Corporation did not receive any of the proceeds from the January 2024 Secondary Offering.

On April 19, 2024, Bain Capital completed a bought deal secondary offering (the “April 2024 Secondary Offering”) pursuant to which it sold 1,500,000 Subordinate Voting Shares at a price of $92.90 per Subordinate Voting Share for gross proceeds of $139,350,000. The Corporation did not receive any of the proceeds from the April 2024 Secondary Offering.

As at March  24, 2025, 34,512,399 Subordinate Voting Shares and 38,519,358 Multiple Voting Shares of the Corporation were issued and outstanding.

BUSINESS OF THE CORPORATION AND ITS INDUSTRY

Overview of the Corporation

BRP is a global leader in the design, development, manufacturing, distribution and marketing of Powersports Products and Marine Products. The Corporation is a diversified manufacturer of Powersports Products, propulsion systems and Marine Products, providing enthusiasts with a variety of exhilarating, stylish and powerful products for all year-round use on a variety of terrains and providing access to adventures and experiences across different playgrounds.

The Corporation is a brand of choice for true powersports and boating enthusiasts. BRP’s products are recognized by stunning designs, powerful and efficient engines, and the incorporation of advanced technologies that drive industry-leading performance. BRP aims to continuously enhance the consumer experience through new features and models in a variety of ways, including enhancing rider ergonomics, adding safety features, enhancing engine performance and reducing environmental impact.

The Corporation’s diversified portfolio of brands and products includes, under the Powersports segment, Year-Round Products such as Can-Am ATVs, SSVs, 3WVs and Electric 2-wheel motorcycles, Seasonal Products such as Ski-Doo and Lynx snowmobiles, Sea-Doo PWCs and pontoons, engines for OEMs such as Rotax engines for karts, recreational aircraft and jet boats, and Pinion gearboxes and e-drive systems for bicycles, and under the Marine segment, Alumacraft, Manitou and Quintrex boats and Rotax S outboard engine with Stealth Technology. Additionally, the Corporation supports its line of Powersports and Marine products with a dedicated PA&A business to fully optimize the riding experience.

As at the end of Fiscal 2025, the Corporation employed approximately 16,500 people worldwide. It sells its products in over 130 countries. In Fiscal 2025, BRP achieved revenues, Normalized EBITDA, net income and Normalized net income of $7,829.7 million, $1,040.0 million, $62.7 million, and $349.0 million, respectively. Normalized EBITDA and Normalized net income are not standardized financial measures and might not be comparable to similar financial measures used by other issuers. See “IFRS and Non-IFRS Measures”. The Corporation also refers the reader to the “Non-IFRS Measures” and

“Selected Consolidated Financial Information” sections of the 2025 MD&A, which are incorporated by reference herein, for a reconciliation of Normalized EBITDA and Normalized net income presented by the Corporation to the most directly comparable IFRS measure. The Corporation’s 2025 MD&A is available under the Corporation’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The following charts set forth the percentage of the Corporation’s revenues generated by each of its product category in Fiscal 2025 and Fiscal 2024, respectively:

The powersports industry is comprised of several product categories. The majority of powersports products are used for recreational purposes. Certain products, primarily ATVs and SSVs, are also used for utility purposes, such as for agriculture, construction, and other commercial applications. BRP competes in the ATV, SSV, snowmobile and PWC categories (which includes the Sea-Doo Switch pontoons), in the 3-wheeled vehicles category of motorcycles, in the electric two-wheel motorcycles category, as well as their respective PA&A businesses. The Corporation also competes in the engines for karts, recreational aircraft and jet boat categories, and in the bicycle gearboxes category. BRP’s competition primarily comes from North American and Asian manufacturers.

The marine industry is composed of boats, marine engines and their respective PA&A businesses. BRP competes in the boat product category and in the marine engine product category. BRP’s competition primarily comes from Australian and Asian manufacturers.

The markets for BRP’s products are highly competitive based on a number of factors, including innovation, performance, price, technology, product features, design and ergonomics, fit and finish, brand loyalty, quality, warranties and distribution. Management believes consumer demand for Powersports Products and Marine Products is mostly influenced by macroeconomic conditions, product life cycles, the introduction of new features, technologies and products, brand recognition and the maintenance of extensive and engaged distribution networks. In the last years, the level of social acceptability of products has also progressively become a more relevant factor, with a greater push for electric offerings.

Powersports and Marine Products are sold in more than 130 countries either directly to an established network of independent dealers or through independent distributors who act as intermediaries with their own dealers. Dealers and distributors are typically provided with marketing and after-sale service support as well as training for service technicians. At the dealer/distributor level, competition is based on a number of factors, including sales and marketing support efforts such as dealer/distributor inventory financing arrangements, dealer/distributor training, store redesign initiatives, flexible ordering systems, advertising and diversity in product offerings.

BRP Brands and Products

The Corporation currently has 4 main product categories:

Product Category	Segment	Type of Products

Year-Round Products	Powersports	Can-Am ATVs, SSVs, 3WVs and electric 2-wheel motorcycles

Seasonal Products	Powersports	Ski-Doo and Lynx snowmobiles, Sea-Doo PWCs and Sea-Doo Switch pontoons

PA&A, OEM engines and gearboxes	Powersports	PA&A, Rotax OEM engines for karts, recreational aircraft and jet boats, and Pinion gearboxes

Marine Products	Marine	Alumacraft, Manitou and Quintrex boats. Rotax S outboard engine with Stealth Technology

MAIN CATEGORIES OF BRP PRODUCTS

POWERSPORTS GROUP

YEAR-ROUND PRODUCTS

can-am

OFF-ROAD VEHICLES – ATV

can-am

OFF-ROAD VEHICLES – SSV

can-am

ON-ROAD VEHICLES

can-am

ELECTRIC MOTORCYLES

SEASONAL PRODUCTS

ski-doo

SNOWMOBILE

LYNX

SNOWMOBILE

SEA-DOO

WATERCRAFT & PONTOONS

POWERSPORTS PA&A, OEM ENGINES AND GEARBOXES

ROTAX

ENGINES

PARTS, ACCESSORIES AND APPAREL

MARINE GROUP

ALUMACraft

BOATS

QUINTREX

BOATS

MANITOU

PONTOON BOATS

Powersports - Year-Round Products

Year-Round Products consist of BRP vehicles that are sold and used throughout the year in most climates and include the ATV, SSV, 3WV and electric 2-wheel motorcycle product lines. All products within the Year-Round Product category are sold under the Can-Am brand. Can-Am ATVs, SSVs, 3WVs and electric 2-wheel motorcycles all leverage BRP’s renowned Rotax engines, with the electric 2-wheel motorcycles featuring the new Rotax E-Power unit.

ATVs

ATVs are four-wheel vehicles used for recreational and utility purposes in all four seasons of the year. Seats are designed to be straddled by the rider who steers using handlebars. ATVs can be broken down into four main categories: sport, recreational-sport, recreational-utility and youth.

The primary manufacturers of ATVs include BRP, CFMoto, Honda, Kawasaki, Polaris, Suzuki, Textron and Yamaha. Certain Chinese and Taiwanese manufacturers also produce ATVs, but primarily focus on entry-level products, which are not included in the industry data.

Management estimates that the global ATV market represented approximately 328,000 units in season 2024, down 1% from approximately 331,000 units in season 2023, which was down 8% from approximately 358,000 units in season 2022. Management estimates that the Corporation’s global ATV market share in season 2024 reflected a number two position.

The Can-Am ATV line-up targets a broad range of consumers within the recreational-utility, recreational-sport, sport and youth sectors. The Corporation offers a total of 61 models, including youth models and six-wheel ATVs.

For season 2025, the manufacturer suggested retail prices (“MSRPs”)2 for the Corporation’s ATV models (excluding youth models) range from approximately US$6,649 to US$18,649 in the United States. For ATV youth models, the MSRPs range from approximately US$3,099 to US$4,899 in the United States.

SSVs

An SSV is driven much like a car, using a steering wheel and pedals, is equipped with seat belts and rollover protection bars and sits the driver and passenger side-by-side. Certain models also include one or two rows of additional seats to accommodate up to six passengers. SSVs can be divided into three categories: Utility Recreational, Recreational Utility and Sport. Powersports consumers are drawn to recreational SSVs in large part by their enhanced functionality, innovation and differentiated riding experience.

The primary manufacturers of recreational SSVs are BRP, CFMoto, Honda, John Deere, Kawasaki, Polaris, Textron and Yamaha. Management estimates that the global recreational SSV market represented approximately 368,000 units for season 2024, an increase of 1% from approximately 365,000 units in season 2023, which was up 3% from approximately 355,000 units in season 20223. The Corporation’s share of the global recreational SSV market in season 2024 reflected a number two market share position based on management’s estimates.

2 MSRPs stated herein are for the entry package of the products and exclude freight, delivery charge, taxes and registration fees. Accessory installation costs might not be included. Certain additional fees might also be applicable. Dealers may sell for a different price. Increases can be attributed to inflation as well as a restructuring of the Company’s MSRP strategy to increase the markup versus retail selling price to be closer to industry competitors.

3 The approximate numbers of SSV units in season 2024, 2023 and 2022 were calculated without considering the number of vehicles sold by John Deere in North America as this information was not available.

The primary manufacturers of utility SSVs are Bobcat, CFMoto, John Deere, Kawasaki, Kubota and Polaris.

The Corporation offers one of the widest and deepest line-ups of the SSV market with 88 models.

For season 2025, MSRPs for the Corporation’s SSV models range from approximately US$12,899 to US$47,999 in the United States.

3WVs

BRP’s Can-Am Spyder, Ryker and Canyon vehicles are non-traditional 3-wheeled vehicles (with two wheels in the front and one in the back) designed to be driven on paved roads, highways and gravel roads. While many jurisdictions have implemented distinct licensing requirements for 3-wheeled vehicles that are generally less expensive, demanding and lengthy to obtain than for traditional motorcycles, certain jurisdictions still apply the same licensing requirement for the Spyder, Ryker and Canyon 3WVs as for traditional motorcycles. Other jurisdictions require only an automobile driver’s license. In Fiscal 2025, to increase accessibility into the adventure touring segment, BRP launched the all-new Can-Am Canyon 3-wheel vehicle. With distinct features like higher ground clearance, longer suspension travel, all-road wheels, enduro anti-slip pegs and more, the Canyon is purpose-built to take riders on any adventure they desire, be it quick trips on unexplored roads or multi-day excursions

BRP’s Can-Am Spyder, Ryker and Canyon 3WVs compete for consumers against 3-wheeled vehicle manufacturers such as Harley Davidson, Polaris, Piaggio and Yamaha. Management believes that, in addition to the traditional motorcycle consumer, the Spyder, Ryker and Canyon 3WVs open-air experience, styling, performance and stability appeal to consumers that would not have considered buying a motorcycle. With their Y-shape architecture, vehicle stability system (“VSS”) and semiautomatic or automatic transmission, management believes that the Spyder, Ryker and Canyon 3WVs offer greater stability and overall ease of use for a broad range of riders of all skill levels.

The Can-Am 3WV line-up is comprised of 13 models. Management estimates that the global market for 3-wheeled vehicles represented approximately 32,000 units in season 2024, down 16% from approximately 38,000 units in season 2023, which was up 3% from approximately 37,000 units in season 2022. Management estimates that the Corporation holds the leading market-share position of the global 3WV market.

For season 2025, MSRPs for the Corporation’s Spyder and Ryker models respectively range from approximately US$22,299 to US$33,199, and from approximately US$9,599 to US$14,599, in the United States. In August 2024, the Corporation introduced the Canyon 3WVs, with MSRP for season 2025 ranging from approximately US$25,299 to US$32,299.

Electric 2-wheel motorcycles

In Fiscal 2025, BRP introduced the Can-Am Pulse and Can-Am Origin, marking its return to the motorcycle segment with an all-electric lineup. The Can-Am Pulse is designed for urban commuting, while the Can-Am Origin is a dual-purpose motorcycle as capable for off-road as it is on-road use. Both models are powered by the Rotax E-Power unit and feature a liquid-cooled battery system that enables fast charging from 20% to 80% in 50 minutes (Level 2 charging stations) in almost any condition. These motorcycles feature a clutch-free design, an Active ReGen system for energy recovery and connectivity features, including a 10.25-inch touchscreen display with Apple CarPlay integration.

The Can-Am electric 2-wheel motorcycle line-up is comprised of 2 models. For season 2025, MSRPs for the Corporation’s electric 2-wheel motorcycles range from approximately US$13,999 to US$16,499.

Powersports - Seasonal Products

Seasonal Products consist of BRP products that are mostly used in specific seasons. These products include snowmobiles, which are mainly used during the winter season with sales to dealers concentrated in the months of September to January, PWCs and pontoons, which are mainly used during the summer season with sales to dealers concentrated in the months of January to June in North America. BRP leverages its Rotax E-TEC, ACE and E-Power engine technologies to produce snowmobiles and watercraft that are recognized as being among the most fuel-efficient in the market.

Snowmobiles

Snowmobiles are used in various snow-covered riding environments, including on- and off-trail for deep snow, trail, performance, touring and utility purposes. On-trail models have high engine displacement and are generally used on groomed trails. Off-trail models such as cross-over and deep snow snowmobiles have high engine displacement and are known for their lighter weight and longer tracks. Utility snowmobiles are easier to handle and are generally used for work-related purposes. The primary manufacturers of snowmobiles are BRP, Polaris and Textron. Management estimates that the Corporation holds the leading market-share position of the global snowmobile market.

The global snowmobile market is highly concentrated in North America and Scandinavia, with North America accounting for an estimated 85% of global unit sales in season 2024. Management estimates that the global snowmobile market represented approximately 107,000 units for season 2024, down 10% from approximately 119,000 units in season 2023, which was down 1% from approximately 120,000 units in season 2022.

The Corporation produces 163 different key models of snowmobiles, including youth models, categorized as (i) on-trail models (touring, sport, cross-country, youth and electric), (ii) on/off-trail models (cross-over) and (iii) off-trail models (mountain, utility). These models, addressing the needs of all consumer sectors, are grouped into 19 product families and marketed under two different brand names, Ski-Doo and Lynx. BRP snowmobiles are sold primarily in North America under the Ski-Doo brand and in Europe under the Lynx and Ski-Doo brands. In 2021, the Corporation started selling snowmobiles under the Lynx brand in North America.

For season 2025, MSRPs for BRP snowmobiles (excluding youth models) range from approximately US$6,849 to US$24,249 in the United States. For snowmobiles youth models, the MSRP range from approximately US$4,199 to US$5,649 in the United States.

PWCs

PWCs include sit-down and stand-up models and are used on lakes, rivers or oceans. PWCs are designed to accommodate one to three riders and are used primarily for recreational purposes, with a small proportion being used for utility purposes such as marine patrol and rescue. PWCs can be divided into eight primary categories: Rec-Lite, Recreation, Touring, Performance, Tow Sports, Sport Fishing, Adventure and Stand-up.

The primary manufacturers in the PWC market are BRP, Kawasaki and Yamaha. Management estimates that the Corporation holds the leading market-share position of the global PWC market.

In season 20244, the global PWC market represented approximately 103,000 units, down 21%, from approximately 130,000 units in season 2023, which was up 14% from approximately 114,000 units in season 2022.

4 The approximate number of units for Season 2024 and 2023 was calculated without considering data from Brazil, as this information was not available for 2024 and was therefore removed from the 2023 figures for consistency.

The Corporation produces a full line of PWCs consisting of 36 models marketed under the Sea-Doo brand name, which allows it to compete in the main PWC product categories.

For season 2025, MSRPs for BRP’s PWC models range from approximately US$6,999 to US$24,499 in the United States.

In Fiscal 2022, the Corporation introduced Switch pontoons as a new product offering under the Sea-Doo brand. The Sea-Doo Switch offers a modular design made of tiles that can be re-configured easily; it is powered by a Rotax jet propulsion engine and is maneuvered by a handlebar steering system, and is sold via Sea-Doo dealers. The Sea-Doo Switch comes in two upgrade package options: the Cruise and the Sport, with lengths ranging from 13 to 21 feet. The Corporation offers a total of 15 models.

For season 2025, MSRP for Sea-Doo Switch pontoons models range from approximately US$23,799 to US$51,799 in the United States.

Powersports - PA&A, Rotax engines and Pinion gearboxes

Powersports PA&A

BRP sells a broad range of Powersports PA&A to complement each of its product lines, providing a stable revenue stream with high profit margins, along with increased brand exposure. PA&A products enhance the overall consumer experience and lifestyle associated with powersports products.

The parts sold by BRP include consumables (e.g. oils, lubricants and cleaning products), wearable components (e.g. brake pads, tires and transmission belts) and replacement parts (e.g. pistons, clutches and suspension components). BRP’s expertise also served to develop some of the lubricant and care products that it sells, including the XPS line of products, which have been engineered to prolong the life of vehicles and are tested on engine platforms and other applicable components of powersport vehicles.

The accessories include, for example, bumpers, windshields, rims, winches, passenger seats, covers, racks and cargo boxes. Certain accessories sold by BRP have also been designed and developed by BRP, including a tool-less system for near-instant installation of accessories named LinQ, which management believes is a first in the industry. The accessories designed with the LinQ system offer a sturdy and easy installation experience.

BRP aims to create an unparalleled riding experience by delivering technical riding gear and sportswear that promote its Lynx, Sea-Doo, Ski-Doo and Can-Am brands, among others, and enhances the adventure of riding. BRP’s riding gear and sportswear portfolio includes a range of products such as shell jackets, insulated jackets, technical riding pants, gloves, boots, helmets, personal flotation devices as well as hoodies, t-shirts and caps.

In Fiscal 2025, BRP introduced the new and improved Oxygen Flow helmet. Having already secured its place as a leading trail helmet on the market, important adjustments were made to make the rider experience even better by allowing more control over the helmet’s internal temperature.

The competitive landscape for PA&A is composed mainly of companies specialized in parts, accessories and apparel ranging from multi-brand distributors to smaller single-brand companies. Aftermarket parts and accessories are generally of universal design and can be installed on the Corporation’s vehicles as much as on the competitors’ vehicles.

BRP designs the vast majority of its PA&A. The parts and accessories are developed alongside the vehicles. They are subject to the same testing and validation processes as the vehicles, resulting in superior assembly, installation and fit. The Corporation’s apparel line-up prominently features its brands.

Management believes that BRP’s PA&A offering is a key influencer in the consumer’s purchase decision of a new vehicle, thus providing the Corporation with a competitive advantage.

In February 2024, BRP expanded its omnichannel strategy with a new direct-to-consumer (D2C) program, selling Ski-Doo, Sea-Doo, and Can-Am PA&A online on brand websites directly to consumers in Canada and the United States. In addition, the D2C program seamlessly complements the existing PA&A sales network of authorized dealers, offering enriched product content and online visibility to dealer inventory to increase foot traffic while also providing an additional and convenient shopping option for customers.

Rotax Engines

With their recognized quality, performance, fuel efficiency, light weight and emissions profile, Rotax engines represent a core component of BRP’s industry-leading product performance. They power Can-Am ATVs, SSVs, 3WVs and electric 2-wheel motorcycles, Ski-Doo and Lynx snowmobiles, Sea-Doo PWCs and pontoons. Rotax engines are also sold to distributors and OEMs that manufacture products to be used for civilian recreational purposes and that are not in direct competition with BRP products. When sold to such third parties, the engines are used to power karts, small recreational aircraft, jet propulsion boats and fire pumps.

BRP has developed a comprehensive line-up of compact Rotax engines and gearbox systems with engine specifications varying from one to four cylinders, 2-stroke and 4-stroke and gearboxes varying from reduction gearbox, CVT, shifting gear, semi-automatic to double-clutch-transmission. Expanding its expertise in powertrain innovation, BRP introduced the Rotax E-Power unit, a high-performance electric propulsion system delivering instant torque and a smooth, quiet ride. Designed with advanced battery technology and a liquid-cooled system, the Rotax E-Power unit ensures optimal efficiency, fast charging capabilities, and a dynamic riding experience.

Most of BRP’s powersports competitors power their vehicles with engines they manufacture themselves. For kart engines, the main competitors are IAME, TM Racing and Vortex Engines. For small recreational aircraft engines, the main competitors are Continental Motors and Lycoming.

Pinion Gearboxes

Pinion gearboxes and e-drive units are primarily used in high-performance bicycles and e-bikes by over 100 international manufacturers. These products are currently sold through bike manufacturers. In contrast to conventional derailleur gears with external cassettes, the Pinion gearboxes and e-drive units are installed centrally in the bike and protected from the weather, resulting in a longer product life, minimal maintenance and unique riding dynamics. Pinion’s gearboxes portfolio is comprised of two product lines: the powerful P-Line with 18 or 12 gears in a robust aluminum housing and the lightweight C-Line with 12, 9 or 6 gears in a lightweight magnesium housing. The C-Line with Smart.Shift electronic shifting completes the gearbox portfolio. The Motor-Gearbox-Unit (MGU) is an innovative e-drive unit that combines motor and gearbox in a single unit as a complete drivetrain. The MGU was introduced into the market in 2024 and is available with 9 and 12 gears and as an option in a Speed-Pedelec version. This solution is used by several leading e-bike brands in nearly all e-bike categories, from high-end electric mountain bikes, to city and trekking bikes, as well as modern cargo bikes. Pinion’s main competitors are all conventional types of drivetrains, which do not appear to be designed for the demands of today’s bicycles and the challenges of modern electric mobility.

Marine – Boats and Engines

Boats

Recreational boats include rigid inflatable boats, pontoon, deck, bowrider, cruiser and fishing boats. The Corporation competes in the recreational boats segment with recreational fishing boats, pontoons and bowriders and also offers PA&A to complement these products.

Recreational fishing boats can be divided in two categories: (i) fishing boats mostly used in offshore salt water, that are generally at least 25 feet long; and (ii) fishing boats mostly used in fresh water, that are generally less than 23 feet long. The vast majority of fishing boats are powered by outboard engines. Fishing boats mostly used in fresh water are made of either fiberglass or aluminum. The Corporation’s Alumacraft fishing boats are of 21 feet or less, generally used in fresh water, in aluminum and are generally outboard powered. The Corporation’s Quintrex fishing boats range from 7 to 23 feet long, used in offshore salt water and made of aluminum.

Pontoons are leisure boats made in aluminum, almost exclusively used in North America on fresh water, and are generally outboard powered. The Corporation’s Manitou pontoons compete in that category of recreational boats.

Bowriders are generally designed for recreational use such as day cruising or watersports, and come in a variety of styles. They range between 16 to 28 feet long, use jet propulsion, stern drive, outboard or inboard engines and carry anywhere from 6 to 10 passengers. The Corporation’s bowriders, which are made of aluminum only, are sold under the Quintrex brands.

BRP’s competition in the boat industry primarily comes from North American manufacturers such as Bass Pro Shops, Brunswick, and Polaris. For season 2025, MSRPs for the Corporation’s Alumacraft aluminum fishing boats range from approximately US$8,260 to US$101,402 (including the engine), MSRPs for Manitou range from approximately US$48,155 to US$413,180 (including the engine and joystick steering) in the United States, and MSRPs for Quintrex boats range from approximately AUD$2,250 to AUD$200,000 (including the engine) in Australia.

Marine Engines

Marine propulsion systems for recreational power boats are comprised of outboard engines and inboard engines. They are generally sold to independent boat builders that in turn resell the engines and related rigging as part of a boat package, and to independent dealers and distributors. Outboard engines are designed to be affixed to the outside of a boat transom and tend to be lighter, less expensive and more easily replaceable than inboard engines. Inboard engines are designed to be integrated within the boat by the boat builder as part of the production of the boat.

Since May 2020, the Corporation has discontinued its production of Evinrude E-TEC outboard engines, but continues to sell Evinrude service parts through its network of service dealers and distributors. The Corporation continues to sell boats packaged with outboard engines to its Marine dealers and distributors through arrangements and relationships with outboard engine providers including Mercury Marine, Yamaha, Suzuki and Honda. In addition, since August 2022, the Corporation offers boat packages with Rotax S outboard engines with Stealth Technology, which the Corporation offers as fully integrated into its Manitou, Alumacraft and Quintrex boats, allowing for stunning designs.

Strategic Priorities

In Fiscal 2020, the Corporation announced a strategic 5-year plan referred to as Mission 2025 which was implemented in Fiscal 2021. The goal of Mission 2025 was to set the course for BRP 2.0 by creating and establishing the winning conditions for the Corporation to continue to evolve as a global leader. The main objectives and priorities of Mission 2025, with respect to the Corporation’s Powersports segment, consist of pursuing growth across segments, building an improved lean enterprise model focused on efficiency, placing the customers at the heart of all aspects of the Corporation and delivering excellent employee experiences. As Mission 2025 nears completion, most of its core principles remain integral to BRP’s strategy, particularly in optimizing operational efficiency and customer satisfaction. The Corporation will share its updated strategic plan in due time. See “Forward-Looking Statements” and “Risk Factors”.

Manufacturing Facilities and Operations

The Corporation manufactures its products at 14 facilities5: one in Australia, one in Austria, two in Canada, one in Finland, one in Germany, four in Mexico and four in the United States. All of the Corporation’s facilities are owned by the Corporation except for the Rovaniemi (Finland), Denkendorf (Germany) and Shawinigan (Canada) plants, which are leased.

The following table presents the location, size and products manufactured at the Corporation’s current manufacturing facilities.

Location	Approx. Size (sq. ft.)	Products Manufactured

Querétaro, Mexico	933,500[6]	Cam-Am electric 2-wheel motorcycles, Rotax engines and Sea-Doo PWCs

Juárez, Mexico (“Juárez 3”)	930,000	Can-Am SSVs

Valcourt, Canada	825,000	Ski-Doo snowmobiles and Can-Am Spyder and Canyon 3WVs

Juárez, Mexico (“Juárez 2”)	680,000	Can-Am SSVs

Gunskirchen, Austria	468,000[7]	Rotax engines

Sturtevant, United States	465,000	Assembly of Sea-Doo Switch, Rotax outboard engines and Rotax jet propulsion systems

Juárez, Mexico (“Juárez 1”)	430,000	Can-Am ATVs and Can-Am Ryker 3WVs

Coomera, Australia	310,000	Quintrex boats and trailers

Rovaniemi, Finland	244,000	Ski-Doo and Lynx snowmobiles and certain specialized Can-Am ATVs

Lansing, United States	150,000	Manitou pontoon boats

St. Peter, United States	135,000	Alumacraft aluminum fishing boats

Spruce Pine, United States	100,000	Mainly components for Rotax engines

Shawinigan, Canada	40,000	Existing and new mechatronic components

Denkendorf, Germany	4,000	Mechanical gearboxes for traditional and electric bicycles

The Corporation’s manufacturing strategy, including the products manufactured and the operational activities carried out in each manufacturing facility, is based on a variety of factors such as the proximity to key retail markets, the presence and cost of skilled labour, production capacity, international and local laws, rules and regulations (including custom duties, tariffs and free-trade arrangements) as

5 This list does not include certain sites, including small sites where the products or services are only offered in a capacity as internal supplier to BRP, such as the St. Johns (United-States) site where service parts and wall painting and sequencing take place.

6 The current square footage does not include the building for the battery pack manufacturing operations, which will start in Fiscal 2026. It does however include the latest expansion for the production of the electric 2-wheel motorcycles.

7 The current square footage does not include the Logistics section of the premises.

well as social and political conditions. Most sites and lands related to the Marine businesses are expected to be disposed of as a result of the sale of the Marine businesses mentioned above.

The Corporation’s facility in Querétaro (Mexico) assembles Sea-Doo Spark PWCs, Can-Am 2W EV motorcycle and Rotax engines for Can-Am ATVs, SSVs and Can-Am Ryker 3WVs. The facility in Querétaro also assembles the entire Sea-Doo PWC line-up and Sea-Doo PWC engines, which are partially manufactured in the Gunskirchen (Austria) facility and subsequently completed in the Querétaro facility, with the exception of the Spark PWC engines, which are completely produced in Querétaro. In addition, the facility manufactures composite components for Sea-Doo PWCs. Moreover, the Corporation machines Rotax engine components for Can-Am ATVs and SSVs and for Sea-Doo PWCs, motorized hulls for the Sea-Doo Switch as well as Rotax engine components for Can-Am Ryker 3WVs in its Querétaro facility. The construction of a new building for battery pack is complete with production starting in Fiscal 2026.

The Corporation’s Juárez 3 facility (Mexico) assembles Can-Am SSVs, manufactures related components and produces SSV accessories such as bumpers, racks and brackets. Phase 2 of Juárez 3 was implemented in Fiscal 2023 to include certain SSV models (Maverick Sport, Maverick Trail and Commander) on a second assembly line.

The Corporation’s facility in Valcourt (Canada) assembles Ski-Doo snowmobiles, and Can-Am Spyder and Canyon 3WVs, and manufactures components of such vehicles.

The Corporation’s Juárez 2 facility (Mexico) assembles Can-Am SSVs, manufactures related components and produces SSV accessories such as bumpers, racks and brackets.

The Corporation’s Gunskirchen (Austria) facility assembles Rotax engines for the Corporation’s Ski-Doo and Lynx snowmobiles and Can-Am 3WVs, as well as for third-party OEMs for use in karts, boats, recreational and small aircraft and fire pumps. Sea-Doo PWC engines are partially manufactured in the Gunskirchen (Austria) facility and subsequently completed in the Querétaro facility, with the exception of the Sea-Doo Spark PWC engines, which are entirely produced in Querétaro (Mexico).

The Corporation’s facility in Sturtevant (United States) assembles Sea-Doo Switch pontoons and Rotax S outboard engines with Stealth technology, performs precise machining operations for Rotax and build service parts for Outboard Engines. Rotax jet propulsion systems are also manufactured as a complete power-pack kit which are sold to boat manufacturers.

The Corporation’s Juárez 1 facility (Mexico) assembles Can-Am ATVs and Can-Am Ryker 3WVs. The facility also manufactures components for Can-Am off-road vehicles and Can-Am Ryker 3WVs and produces ATV, SSV and Ryker 3WV accessories such as bumpers, racks, steering columns and brackets.

The Corporation’s facility in Coomera (Australia) manufactures Quintrex aluminum boats and trailers.

The Corporation’s facility in Rovaniemi (Finland) assembles Lynx and Ski-Doo snowmobiles and completes the assembly of certain models of specialized Can-Am ATVs. The Corporation also manufactures components for snowmobiles and ATVs in Rovaniemi.

The Corporation’s facility in Lansing (United States) assembles Manitou pontoons and performs aluminum transformation such as blanking, forming and aluminum welding.

The Corporation’s facility in St. Peter (United States) assembles Alumacraft aluminum fishing boats and performs aluminum transformation such as blanking, forming and riveting.

The Corporation’s facility in Spruce Pine (United States) provides lost foam aluminum casted parts for Rotax branded engines as well as other OEM customers serving the automotive, rail and construction equipment industries.

The Corporation’s facility in Shawinigan (Canada) develops and manufactures electronic and mechatronic products.

The Corporation’s facility in Denkendorf (Germany) serves for the development, construction, design, production and sale of Pinion gearboxes.

The Corporation is vertically integrated with respect to those manufacturing processes that represent its core competencies, such as surface treatment, painting, high precision machining and honing, aluminum fabrication and forming, riveting and welding, steel forming and welding and engine component manufacturing. For other product components, the Corporation relies on external suppliers. The Corporation uses contract carriers to ship its products to its customers and maintains international distribution centers to allow for its products to be shipped to international customers with shorter lead-times. For boats, shipping is also performed by the Corporation in North America.

Research and Development

BRP relies heavily on research and development to sustain its reputation towards innovation and high performance products, build strong consumer loyalty and reduce production costs. In Fiscal 2025, investments by the Corporation in research and development activities represented approximately $391.1 million, or approximately 5.0% of the Corporation’s annual revenues. BRP’s significant research and development efforts have materialized into several innovations, including the following recent examples:

•

new industry-leading platforms (e.g. the all-new Can-Am Canyon 3WV with distinct features like higher ground clearance, longer suspension travel, all-road wheels, enduro anti-slip pegs and more, the all-new four-seat Can-Am Maverick R Max introduced this year, designed to offer the same high-performance experience while accommodating more passengers and the introduction of the all-new high-cc Can-Am Outlander 850 and 1000R ATV models;

•

new segments (e.g. the Can-Am Pulse and Origin electric motorcycles, featuring the Rotax E-Power technology for instant torque and fast charging, the first ever electric snowmobiles with the Ski-Doo Grand Touring Electric model and the Lynx Adventure Electric model and the expansion of the fishing segment with dedicated Sea-Doo fishing personal watercraft and the Sea-Doo Switch);

•

new design features (e.g. The first PWC with direct access to front storage from the driver’s seat, Sea-Doo Switch modular furniture and tile system and the marine MAX Deck platform) and the Pinion Smart.Shift with the advantages of pushbutton electronic shifting;

•

new engine technologies (e.g. Pinion’s award-winning MGU combining motor and gearbox in a single unit; Rotax 916 iS recreational aircraft engine, Rotax S115 and S150 outboard engines with Stealth Technology, Ski-Doo SHOT engine starting system, the first factory produced 2-stroke turbocharged engine referred to as the Ski-Doo 850 E-TEC Turbo; and the Rotax E-Power power unit – BRP’s proprietary electric technology);

•

new ergonomic features (e.g. the ErgoPrint seat base concept to enhance comfort and stability while reducing the quantity of foam used in the seats on several products, and enhanced proxemics to optimize riders and passengers circulation on Switch and Manitou pontoons by optimizing seat dimensions and locations);

•	new safety features (e.g. the Sea-Doo speed-limiting Learning Key or the Can-Am Off-Road work key);

•

new features enhancing the customer’s experience, including digital products and services, business models or functionalities (e.g. the PA&A e-commerce store which enables direct-to-consumer sales; the 10.25-inch color touchscreen with Apple CarPlay enhancing the rider connectivity experience on all Can-Am Spyder F3, RT and Canyon models and Can-Am Pulse and Origin electric 2-wheel motorcycles); and

•	new accessories (e.g. the Oxygen Flow helmet allowing more control over the helmet’s internal temperature, Ski-Doo 1+1 seat, the Sea-Doo LinQ cooler and the Sea-Doo Switch Premium Audio System).

BRP’s research and development (R&D) activities are spread across its four R&D centers and three Design and Innovation (D&I) centers located in Canada, Austria, Finland, France and the United States.

In Canada, the Product Development Centre in Valcourt is the R&D hub for BRP’s Ski-Doo, Sea-Doo and Can-Am products. In addition, the Laurent Beaudoin Design & Innovation Centre, established in 2008, serves as the home to BRP’s design and advanced concept teams, working to create revolutionary products and develop new product lines and categories.

In Austria, the R&D facility in Gunskirchen, built in October 2023, is dedicated to powertrain development. Moreover, the EV R&D centre in Kottingbrunn, which was acquired as part of he acquisition of Great Wall Motor Austria GmbH, specializes in e-drive systems and transmissions.

In Finland, the R&D center in Rovaniemi is responsible for the Lynx snowmobile development.

In France, BRP’s Design & Innovation Centre is located in Sophia Antipolis, near major European markets. Opened in December 2022, it focuses on advanced concepts studies and reflects the Corporation’s commitment to design excellence and innovation as engines for growth.

In the United States, BRP’s Design & Innovation Center in Palm Bay, Florida, which expanded in January 2023, conducts advanced concepts studies for for both on-water and powersports products.

Research and development activities are organized around centers of expertise, with each facility focused primarily on certain specific activities.

In addition, BRP believes in partnerships to fuel innovation: BRP is a partner of the Centre de technologies avancées BRP - Université de Sherbrooke, which has the mandate of developing specialized vehicles and advanced technologies. BRP also partners with the Austrian government in the Regionales Innovations Centrum in Austria, focusing on the design and development of efficient powertrain technologies.

Building on its success in 2023, the BRP Design & Innovation team received significant recognition in 2024, garnering a total of 17 prestigious awards across diverse design competitions, further showcasing the Corporation’s strength in innovation. Notably, the Can-Am Outlander Pro and Maverick R off-road vehicles received accolades from Red Dot, highlighting their exceptional design and functionality. The Sea-Doo Spark personal watercraft also received recognition from the Red Dot jury and was awarded an iF Design Award. Additionally, the Lynx Adventure Electric snowmobile won a Red Dot award, further solidifying BRP’s commitment to sustainable and innovative products. The Corporation’s achievements in 2024 were further highlighted by additional honors, including a GOOD DESIGN Australia Award for the Manitou Explore, Can-Am Outlander Pro, and Can-Am Maverick R models, as well as a GOOD DESIGN Japan Award for the Sea-Doo Spark Trixx. The Sea-Doo Spark and Ski-Doo Grand Touring Electric also received recognition at the International Design Excellence Awards (IDEA) from the Industrial Designers Society of America, reinforcing BRP’s position as a leader in forward-thinking, high-performance design.

Distribution, Sales and Marketing

Distribution and Sales

BRP has established an extensive global distribution network selling products, directly or indirectly, in over 130 countries. As of the date hereof, BRP sells products directly to approximately 2,400 dealers in 22 countries. In certain geographic markets, the Corporation prefers to leverage a network of distributors acting as intermediaries with dealers. Through its network of approximately 140 distributors, BRP sells products to approximately 315 additional dealers. In China, the Corporation distributes products through a joint venture with Smooth Marine Equipment Ltd., its long-time distributor in China, and BRP has a majority ownership stake in this joint venture. The Corporation also has an office in Texas, U.S. for management and staff forming part of the U.S. sales team and other dealer-facing functions.

In Fiscal 2025, 28.2% of the Corporation’s revenues were generated outside of North America. In addition to reducing the Corporation’s reliance on any single geographic market, management believes that the breadth of BRP’s distribution network positions it favorably to capture future growth opportunities in emerging powersports markets.

The Corporation typically enters into agreements with dealers, pursuant to which they are authorized to market specific product lines and are required to stock service parts and perform warranty and out-of-warranty repairs and other services. Most of these contracts do not require a dealer to market the Corporation’s products on an exclusive basis. Based on various business criteria, dealers can become entitled to discounts, co-operative advertising subsidies and inventory financing. The Corporation also enters into agreements with distributors covering specific territories.

The Corporation delivers its products to dealers, distributors and Uncharted Society rental operators directly from strategically located distribution centers and warehouses, which are operated either by the Corporation itself or by third-party logistics providers. Uncharted Society boasts a global presence with destinations in 13 countries, offering over 500 unique experiences across 201 locations. The Corporation collaborates with a network of 169 rental operators (outfitters) around the world to deliver its unmatched adventure experiences.

The Corporation operates a build-to-order process under which it manufactures products based on orders from dealers, distributors and Uncharted Society rental operators. It also manages the sales and operations processes through which it adjusts production schedules on a weekly or monthly basis to precisely tailor production to incoming orders and market conditions. The Corporation measures the success of its global production scheduling based on its order fill rate and finished product inventory. The Corporation produces its Powersports Seasonal Products, namely its snowmobiles and PWCs and pontoons, before and early in their respective seasons of use, while it produces its Powersports Year-Round Products and Marine Products, namely its ATVs, SSVs, 3WVs, electric 2-wheel motorcycles and boats, year-round. Due to the supply chain lead-time for Seasonal Products, flexibility in adjusting production volumes to meet changes in anticipated demand is limited.

The Corporation regularly holds dealer, distributor and Uncharted Society rental operators meetings to introduce new products and register pre-season orders. Dealers, distributors and Uncharted Society rental operators also have the opportunity to modify their orders during the season, either quarterly, monthly or on an ongoing basis, depending on the product line and the geography. The distribution network for Seasonal and Year-Round Products is relatively stable and consists of a majority of dealers, distributors and Uncharted Society rental operators with whom BRP has enjoyed a longstanding relationship. The Rotax inboard jet propulsion engines are distributed exclusively through boat builders. The Alumacraft and Manitou boats are distributed mainly through a network of dealers in the United States and in Canada while the Quintrex boats are distributed through a network of dealers in Australia.

See “Risk Factors — The Corporation’s international sales and operations subject it to additional risks, which risks may differ in each country in which the Corporation operates” in the 2025 MD&A.

Dealers’ and Distributors’ Inventory Financing Arrangements

The Corporation, most of its independent dealers and some of its independent distributors are parties to agreements with third-party financing service providers. These agreements provide financing to facilitate the purchase of the Corporation’s products and improve the Corporation’s working capital by allowing an earlier collection of accounts receivable from dealers and distributors. Approximately three-quarters of the Corporation’s sales are made under such agreements. The total amount of financing provided under such financing agreements totaled approximately $ 6.7 billion for Fiscal 2025 compared to approximately $ 8.9 billion for Fiscal 2024. The parties listed above have agreements with Huntington Distribution Finance, Inc., Huntington Commercial Finance Canada Inc., Huntington Commercial Finance LLC and Huntington Commercial Finance New Zealand Ltd (collectively, “Huntington”), to provide financing facilities in North America, Australia and New Zealand, and with Wells Fargo Commercial Distribution Finance, Wells Fargo Bank International and Wells Fargo International Finance LLC (collectively “Wells Fargo”) for financing facilities in North America and Europe. In the second quarter of the fiscal year ending January 31, 2024, the Corporation and Huntington entered into the “Second Amended and Restated Wholesale Financing Program Agreement for Canada and the United States” (Amended Financing Program), which extended the term of their original agreement until January 31, 2028, under similar pricing terms and conditions, as well as consolidated all recent amendments in one agreement. Henceforth, the obligations are generally within a range of US$14.0 million ($20.2 million) or 15% of the calendar year twelve-month average amount of financing outstanding under the financing agreement (17.9 million as at January 31, 2025), and US$25.0 million ($36.2 million) or 10% of the last twelve-month average amount of financing outstanding under the financing agreement ($326.7 million as at January 31, 2025). See “Risk Factors — The inability of the Corporation’s dealers and distributors to secure adequate access to capital could materially adversely affect the Corporation’s business, results of operations or financial condition” in the 2025 MD&A.

Marketing

BRP aims to unleash the power of its iconic brands to win the hearts and minds of consumers, while driving positive business outcomes. The Corporation’s Marketing team is focused on creating and deploying full-funnel marketing plans for all BRP brands to connect with consumers in a consistent and meaningful way, ensure they enjoy best-in-class experiences, and drive consumer loyalty. BRP invests in building global brand equity through creative platforms and compelling storytelling anchored in the reality of its communities, namely by leveraging social media, public relations, and its network of brand ambassadors worldwide.

The Corporation also builds consumer engagement plans to deliver on its regional business targets and convert leads into retail sales, in collaboration with its dealers and distributors. BRP strives to target the right consumers at the right time, providing them with the content and information they are looking for to drive traffic to dealerships, and to its PA&A e-commerce store which enables direct-to-consumer sales. BRP’s marketing channels and tactics include experiential marketing and high-quality product trials, paid media and a digital experience across its websites and Customer Relationship Management platforms. The Corporation is leveraging actionable consumer insights to maximize marketing efforts and spend.

To expose more people to the Powersports and Marine community, BRP provides access to experiences across different playgrounds through its network of Uncharted Society outfitters.

Suppliers

BRP’s primary purchases from its suppliers include raw materials, tooling, parts and systems, information technology (“IT”) services, marketing and transportation services. Parts, components and systems are subject to an extensive validation process in order to ensure their reliability and durability. Raw materials or standard parts are generally readily available from multiple sources for the products manufactured by BRP. Furthermore, whenever possible, BRP tries to identify potential substitute supply arrangements for components. BRP strives to obtain the lowest total costs of supply and manufacturing while ensuring high quality, and regularly seeks alternative sources of supply outside its current network of suppliers.

The Corporation is vertically integrated with respect to core manufacturing processes. For product components, other than those resulting from the core manufacturing processes, the Corporation generally establishes long-term relationships with external suppliers. The Corporation has implemented a certification process to evaluate the suitability of potential suppliers, which includes a review of suppliers’ financial condition and their capacity to produce components in conformity with BRP’s requirements and specifications as well as with applicable labour and environmental standards. Additionally, the Corporation performs both laboratory and field testing of components before using them in its products. All suppliers must comply with applicable trade sanctions, in addition to the BRP Third Party Code of Conduct, which outlines a clear set of standards on ethical matters such as health & safety, sustainability, human rights including the prevention of child labor and modern slavery, and other responsible business practices.

The manufacturing of the Corporation’s youth Can-Am ATVs and youth Ski-Doo snowmobiles as well as the production of most of its accessories and apparel is outsourced.

Seasonality

Some of BRP’s product lines, such as snowmobiles, PWCs and boats, are seasonal. However, certain of these products are also sold during offsetting seasons, reducing the overall seasonal impact on the Corporation. Additionally, BRP’s 3WVs, electric 2-wheel motorcycles, jet boat engines, ATV and SSV products are less subject to seasonal weather patterns than snowmobiles, PWCs and boats.

The following table reflects the seasonality of revenues for each of the quarters in the three most recent fiscal years.

(in % of annual revenues)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Fiscal 2025	25.4%	22.9%	25.0%	26.8%

Fiscal 2024	23.3%	26.7%	23.8%	26.2%

Fiscal 2023(1)	18.0%	24.3%	27.0%	30.7%

(1) Figures are on a continuing basis and prior periods reclassified accordingly, except for the twelve-month period ended January 31, 2023.

Employees

As at the end of Fiscal 2025, the Corporation employed approximately 16,500 employees of whom approximately 5,400 were covered by collective arrangements, either through an association, a joint company-employee relations committee, or a certified union/works council. The decrease in the number of employees since Fiscal 2023 reflects reductions in production volumes to manage network inventory levels over time, as well as overhead cost reductions in light of the currently challenging macroeconomic and geopolitical environments. In Valcourt (Canada), the Corporation has employee relations committees to ensure joint company-employee discussions addressing employee matters and business challenges in an open and transparent context. These employee relations committees also serve as a channel of communication between the Corporation and all related employees in order to foster a culture of collaboration and mutual trust. Employee relations committee meetings are held on a regular basis.

In Shawinigan (Canada), the employees of BRP Megatech Industries Inc. (“Megatech”), a wholly owned subsidiary of the Corporation, are represented by a union (Syndicat des Métallos, Section locale 9003). Work conditions are governed by a collective bargaining agreement that will remain in force until April 30, 2025.

In the United States, employees are not unionized.

Employees in Austria, Finland and Germany are represented by these countries’ respective national works councils that supervise labour law compliance. The members of the respective local works councils meet with management on a regular basis and also participate in social, employment and, to a lesser extent, economic and financial decisions. In general, the Corporation representatives and works councils’ members meet on a regular basis to discuss specific work conditions and other normative elements. The Corporation and local works councils also hold annual formal negotiations to discuss overall work conditions. By law, certain employee-related topics must be negotiated with the works councils and the outcome must be documented in writing and signed by both parties.

Employees in Juárez (Mexico) are not represented by any association. Manufacturing employees in Querétaro (Mexico) are represented by a union; wages are agreed upon yearly and other benefits every other year.

In addition, employees in non-manufacturing sites located in Germany, Belgium, Brazil, France, Italy, Norway, Spain, and Sweden are represented by their respective national collective agreements. Employees in Switzerland and Russia are not governed by any type of collective arrangement.

Employees in New Zealand, China and Japan are non-manufacturing workers. They are not unionized, but they can be represented by their respective local or national work councils. Their employment rights and conditions are regulated and protected under agreement and national employment law.

In Australia, employees are not unionized.

Intellectual Property

The Corporation has an extensive portfolio of intellectual property, including patents, trademarks, copyrights and trade secrets that protect its brands, products, designs and technologies.

Patents

As at January 31, 2025, the Corporation held more than 2,295 issued patents and pending patent applications to protect its products, designs and technologies, in jurisdictions including the United States, the European Union, Canada and China, among others. The Corporation diligently seeks to protect its key innovations through patent filings. The Corporation determines jurisdictions in which it files patent applications based on strategic considerations and the availability of patent protection in such jurisdictions. As it continues to develop new products, manufacturing processes and technologies, the Corporation plans to apply for patents to protect such innovations.

As an example, the Corporation’s intellectual property portfolio includes patents and applications relating to Can-Am’s on-road modular vehicle platform, as well as multiple newly published patent applications related to its PowerUnit Core, which forms the foundation of this modular platform, Sea-Doo’s adjustable Ergolock-R cockpit design, Sea-Doo Switch modular seating and floor tiles system, Sea-Doo Hydraulic Steering Damper, Maverick R DCT hydraulic control functions; Ski-Doo’s 850 E-TEC Turbo R with Water Injection System and Rotax’s aircraft engine propeller drive hydraulic damper assembly.

Trademarks

In addition to protecting its technical innovations, the Corporation relies on a combination of registered and unregistered trademarks to protect its position as a branded company with strong brand name recognition. It holds numerous registered trademarks in respect of its brands, including Alumacraft®, BRP®, Can-Am®, Lynx®, Manitou®, Quintrex®, Rotax®, Sea-Doo®, Ski-Doo®®. It also holds registered trademarks with respect to its various model lines, including Aurora®, Can-Am Origin®, Can-Am Pulse®, Commander®, Defender®, Expedition®, Fish Pro®, Freeride®, G2®, Maverick®, MX-Z®, Renegade®, Rave®, Ryker®, RXP®, RXT®, Skandic®, Spark®, Spyder®, Summit®, Switch® and Traxter®, and additional registered trademarks with respect to certain of its programs and technologies, including 4-TEC®, BRP Connect®, BRP GO®, BV2S®, E-TEC®, iBR®, iCatch®, iControl®, iS®, Learning Key®, LinQ®, Radien®, REV®, Uncharted Society®, V-Toon®, and XPS®. The Corporation determines the jurisdictions in which it registers its trademarks based on strategic considerations and on the availability of trademark registration in such jurisdictions. As it continues to develop and introduce new brands, models and technologies, the Corporation plans to register new trademarks to protect its strong name recognition.

Licenses

In the ordinary course of business, the Corporation enters into license agreements for intellectual property held by suppliers, competitors and other third parties with respect to parts, components and other systems used in the Corporation’s products.

Product Warranties

The Corporation’s manufacturer product warranties generally cover periods from six months to five years for most products. In certain circumstances, the Corporation provides extended warranty coverage as a result of sales programs, under certain commercial accounts, or as required by local regulations. During the warranty period, the Corporation reimburses dealers and distributors the entire cost of repair or replacement performed on the products (mainly composed of parts or accessories provided by the Corporation and labour costs incurred by dealers or distributors). In addition, the Corporation sells in the normal course of business and provides under certain sales programs, extended product warranties.

Information Technology

The Corporation leverages a suite of IT tools and applications which allows it to securely enable its business functions while promoting the stability and availability of its systems. The Corporation combines the use of industry-leading tools such as SAP (Enterprise Resource Management – ERP – for enterprise business process management) and SalesForce (sales and after-sale) with custom developed applications designed to provide tailored inputs to existing systems and support specific functions of the Corporation.

The Corporation remains committed to continuously improving tools and controls as appropriate, including the modernization of its existing ERP, which is presently ongoing.

Regulatory Matters

The Corporation is subject to extensive laws and regulations at many steps in its chain of conception, production and distribution of products. Above and beyond the laws and regulations applicable to any business, there are certain requirements applicable only to Powersports Products or recreational products such as those manufactured by the Corporation. These regulations include standards related to safety, construction rules, sound and gaseous emissions, and the sale and marketing of products, and have generally become stricter in recent years.

The Corporation is taking appropriate measures to ensure that its products will be compliant with anticipated more stringent regulations as they become effective from time to time. Such measures include the development of new engines and vehicle design, as well as the development of new energy-efficiency related technologies. While these efforts require substantial expenditures, it is impractical at this time to isolate these specific compliance costs from total project costs. See “Risk Factors — The Corporation is subject to laws, rules and regulations regarding product safety, health, environmental and noise pollution and other issues that could cause the Corporation to incur fines or penalties or increase its capital or operating costs” in the 2025 MD&A.

Safety Regulation

The Corporation’s products are subject to extensive laws, rules and regulations relating to product safety promulgated by the governments or regulatory authorities of Canada, individual Canadian provinces, the United States, individual American states or other countries. These requirements pertain to the conception, production and distribution of BRP’s products.

In addition, the Corporation is a member of several industry and trade associations in Canada, the United States, and other countries whose mandate is to promote safety in the manufacture and use of powersports products. Some of those trade associations promulgate voluntary industry product safety standards with which the Corporation complies.

Use Regulation

In Canada, the United States and other countries, laws, rules and regulations have been promulgated or are under consideration relating to the use of Powersports Products and boats. Some countries, provinces, states, municipalities and local regulatory bodies have adopted, or are considering the adoption of, legislation and local ordinances that restrict the use of snowmobiles, PWCs, ATVs, SSVs, boats and outboard engines to specified hours and locations. The use of said products has been restricted in some national parks and federal lands in Canada, the United States and other countries. In some instances, this restriction has consisted of a ban on the recreational use of these vehicles in specific locations.

Emissions Regulation

The Corporation’s products are subject to sound and gaseous emissions laws, rules and regulations promulgated by the governments and regulatory authorities of Canada (Environment and Climate Change Canada), the United States (Environmental Protection Agency), individual American states (such as the California Air Resources Board), the European Union and other jurisdictions. Such laws, rules and regulations may require the development of new engines and vehicle design, as well as the development of new energy-efficient technologies. In the last few years, there has been an array of new and developing sustainability-related rules that have been adopted and proposed by various regulators and jurisdictions, including the Corporate Sustainability Reporting Directive (CSRD) issued by the European parliament, the issuance of the IFRS Sustainability Disclosure Standards – IFRS S1 & IFRS S2 by the International Sustainability Standards Board, the recent adoption of corresponding standards published by the CSSB, the California SB 253 and SB 261 laws on carbon emissions and climate-related financial risks disclosure and other related regulations, which will require consistent and comparable disclosure for investors and support a comprehensive global baseline of sustainability disclosures, thereby increasing the regulatory pressure faced by the Corporation in this respect. See “Risk Factors—The Corporation is subject to laws, rules and regulations regarding product safety, health, environmental and noise pollution and other issues that could cause the Corporation to incur fines or penalties or increase its capital or operating costs” in the 2025 MD&A.

Environmental Regulation Applicable to Facilities

The Corporation is also subject to environmental laws, rules and regulations pursuant to which, among other things, it may become liable for the costs of investigating, removing and monitoring any hazardous substances found in its manufacturing and other facilities.

Insurance

The Corporation carries various insurance coverage policies to protect against certain risks of loss consistent with the exposures associated with the nature and scope of its operations. The most significant insurance policies that the Corporation carries include:

•	commercial general liability insurance for bodily injury and property damage resulting from its operations and its products;

•	property insurance covering the replacement value of all real and personal property damage, including damages arising from fire, earthquake, flood damage and business interruption;

•	cargo insurance to protect against loss or damage to goods while in transit;

•	workers’ compensation coverage in the United States to required statutory limits;

•	automobile liability insurance for all owned, non-owned and hired vehicles covering liabilities to third parties for bodily injury and property damage;

•	aviation insurance covering liabilities to third parties for bodily injury and property damage resulting from the Corporation’s small recreational aircraft engines;

•	directors and officers insurance and other executives programs; and

•	cyber insurance to mitigate risk exposure by offsetting recovery costs following a cyber-related security breach or similar event.

All policies are subject to certain deductibles, limits or sub-limits and policy terms and conditions.

RISK FACTORS

A description of the risks and uncertainties faced by the Corporation and its businesses can be found in the “Risk Factors” section on pages 47 to 77 of the 2025 MD&A. The 2025 MD&A is available under the Corporation’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Corporation currently believes that those are the risks and uncertainties that are material, but they are not the only ones it faces. If any of those risks, or any other risks and uncertainties that the Corporation has not yet identified or that it currently considers not to be material, actually occur or become material, the Corporation’s business, guidance, prospects, financial condition, results of operations and cash flows and consequently the price of the Subordinate Voting Shares could be materially and adversely affected.

DIVIDENDS

The following table sets out the cash dividends declared and paid during Fiscal 2023, Fiscal 2024 and Fiscal 2025.

Date of Declaration	Date of Payment	Amount of Dividend per Share

March 24, 2022	April 18, 2022	$0.16

June 2, 2022	July 14, 2022	$0.16

September 13, 2022	October 14, 2022	$0.16

November 29, 2022	January 13, 2023	$0.16

March 22, 2023	April 17, 2023	$0.18

May 31, 2023	July 14, 2023	$0.18

September 6, 2023	October 13, 2023	$0.18

November 29, 2023	January 12, 2024	$0.18

March 27, 2024	April 22, 2024	$0.21

May 30, 2024	July 12, 2024	$0.21

September 5, 2024	October 11, 2024	$0.21

December 5, 2024	January 14, 2025	$0.21

March 25, 2025	April 18, 2025	$0.215

The Board of Directors has determined that each of the foregoing quarterly dividends was, at the time of declaration, appropriate based on the Corporation’s results of operations, current and anticipated cash requirements and surplus, financial condition, contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and upon other relevant factors. The payment of each future quarterly dividend remains subject to the declaration of such dividend by the Board of Directors. The actual amount, the declaration date, the record date and the payment date of each quarterly dividend are subject to the discretion of the Board of Directors, and, at this time, no assurance can be given as to the declaration of any future dividend by the Corporation and, if a dividend is declared, the timing, frequency or amount of any such future dividend. See “Risk Factors” in the 2025 MD&A.

DESCRIPTION OF THE CAPITAL STRUCTURE

The Corporation’s authorized share capital consists of an unlimited number of Multiple Voting Shares and Subordinate Voting Shares and an unlimited number of preferred shares (the “Preferred Shares”), issuable in series. As at March 24, 2025, 34,512,399 Subordinate Voting Shares, 38,519,358 Multiple Voting Shares and no Preferred Shares were issued and outstanding.

The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws.

Shares

Except as described herein, the Subordinate Voting Shares and the Multiple Voting Shares have the same rights, are equal in all respects and are treated by the Corporation as if they were shares of one class only.

Rank

The Subordinate Voting Shares and Multiple Voting Shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation. In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Multiple Voting Shares and the holders of

Subordinate Voting Shares are entitled to participate equally, share for share, subject always to the rights of the holders of any Preferred Shares, in the remaining property and assets of the Corporation available for distribution to the holders of Shares, without preference or distinction among or between the Subordinate Voting Shares and the Multiple Voting Shares.

Dividends

The holders of outstanding Shares are entitled to receive, subject always to the rights of the holders of any Preferred Shares, dividends on a share for share basis out of assets legally available therefore at such times and in such amounts and form as the Board of Directors may from time to time determine, without preference or distinction among or between the Subordinate Voting Shares and the Multiple Voting Shares. In the event of a payment of a dividend in the form of Shares, holders of Subordinate Voting Shares shall receive Subordinate Voting Shares and holders of Multiple Voting Shares shall receive Multiple Voting Shares.

Voting Rights

Under the Corporation’s articles, the Subordinate Voting Shares carry one vote per share and Multiple Voting Shares carry six votes per share. Based on the number of shares issued and outstanding as at March 24, 2025, the Subordinate Voting Shares represented 47.3% of the Corporation’s total issued and outstanding Shares and 13.0% of the voting power attached to all of the Shares.

Conversion

The Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. Upon the first date that any Multiple Voting Share is held other than by a Permitted Holder (as defined below), such holder, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert all of the Multiple Voting Shares held by such holder into fully paid and non-assessable Subordinate Voting Shares, on a share for share basis.

In addition, all Multiple Voting Shares, regardless of the holder thereof, will convert automatically into Subordinate Voting Shares at such time as Permitted Holders that hold Multiple Voting Shares no longer hold and own, collectively, directly or indirectly, more than 15% of the beneficial ownership interests in the aggregate number of outstanding Multiple Voting Shares and Subordinate Voting Shares (it being understood that the number of Multiple Voting Shares shall be added to the number of Subordinate Voting Shares for the purposes of such calculation).

For the purposes of the foregoing:

“Affiliate” means, with respect to any specified Person (as defined below), any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person;

“Members of the Immediate Family” means with respect to any individual, each spouse (whether by marriage or civil union) or common law partner (as defined in the Income Tax Act (Canada) (the “Tax Act”)) or child or other descendants (whether by birth or adoption) of such individual, each spouse (whether by marriage or civil union) or common law partner (as defined in the Tax Act) of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Tax

Act as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual.

“Permitted Holders” means (i) Janine Bombardier, Claire Bombardier Beaudoin, Laurent Beaudoin, Huguette Bombardier Fontaine, Jean-Louis Fontaine and J.R. André Bombardier, and the Members of the Immediate Family of each such individual; (ii) any Person controlled, directly or indirectly, by one or more of the Persons referred to in clause (i) above; (iii) Bain Capital and any of its Affiliates; and (iv) CDPQ and any of its Affiliates;

“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company; and

A Person is “controlled” by another Person or other Persons if: (i) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least 66 2⁄3% of the votes for the election of directors and representing in the aggregate at least 66 2⁄3% of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (ii) in the case of a Person that is not a company or other body corporate, at least 66 2⁄3% of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

Subscription Rights

In the event of any distribution or issuance, including by way of a share dividend (a “Distribution”) of voting shares of the Corporation (other than Multiple Voting Shares, Subordinate Voting Shares issued upon the conversion of Multiple Voting Shares or voting shares issued pursuant to the exercise of a right attached to any security of the Corporation issued prior to the Distribution) (the “Voting Shares”) or of securities convertible or exchangeable into Voting Shares or giving the right to acquire Voting Shares (other than options or other securities issued under compensatory plans or other plans to purchase Voting Shares or any other securities in favour of the management, directors, employees or consultants of the Corporation) (the “Convertible Securities” and, together with the Voting Shares, the “Distributed Securities”), the Corporation shall issue to the holder(s) of Multiple Voting Shares rights to subscribe for that number of Multiple Voting Shares, or, as the case may be, for securities convertible or exchangeable into or giving the right to acquire, on the same terms and conditions, including subscription or exercise price, as applicable, mutatis mutandis (except for the ultimate underlying securities that shall be Multiple Voting Shares), as those stipulated in the Convertible Securities, that number of Multiple Voting Shares, respectively, which carry, in the aggregate, a number of voting rights sufficient to fully maintain the proportion of total voting rights (on a fully diluted basis) associated with the then outstanding Multiple Voting Shares (the “Rights to Subscribe”).

The Rights to Subscribe shall be issued to the holder(s) of Multiple Voting Shares in a proportion equal to their respective holdings of Multiple Voting Shares and shall be issued concurrently with the completion of the Distribution of the applicable Distributed Securities. To the extent that any such Rights to Subscribe are exercised, in whole or in part, the securities underlying such Rights to Subscribe (the “Subscription Securities”) shall be issued and must be paid for concurrently with the completion of the Distribution and payment to the Corporation of the issue price for the Distributed Securities, at the lowest price permitted by the applicable securities and stock exchange regulations and subject (as to such price) to the prior consent of the exchanges but at a price not lower than (i) if the Distributed Securities are Subordinate Voting Shares, the price at which Subordinate Voting Shares are then being issued or distributed, (ii) if the Distributed Securities are Convertible Securities, the price at which the applicable Convertible Securities are then being issued or distributed, and (iii) if the Distributed Securities are Voting Shares other than Subordinate Voting Shares, the higher of (a) the weighted average price of the transactions on the Subordinate Voting Shares on the TSX (or such other primary stock exchange on which they are listed, as the case may be) for the 20 trading days preceding the Distribution of such Voting Shares or of (b) the weighted average price of transactions on the Subordinate Voting Shares on the TSX (or such other primary stock exchange on which they are listed, as the case may be), the trading day before the Distribution of such Voting Shares.

The privileges attached to Subscription Securities that are securities convertible or exchangeable into or giving the right to acquire Multiple Voting Shares shall only be exercisable if and whenever the same privileges attached to the Convertible Securities are exercised and shall not result in the issuance of a number of Multiple Voting Shares that increases the proportion (as in effect immediately prior to giving effect to the completion of the Distribution) of total voting rights associated with the Multiple Voting Shares after giving effect to the exercise by the holder(s) of the privileges attached to such Convertible Securities.

The right to receive Rights to Subscribe as described above, and the legal or beneficial ownership of the Rights to Subscribe, may be assigned in whole or in part among Permitted Holders, provided that written notice of any such assignment shall be sent promptly to the other holders of Multiple Voting Shares and the Corporation.

Subordinate Voting Shares have no pre-emptive or subscription rights to purchase any securities of the Corporation. An issuance of participating (equity) securities will not be rendered invalid due to a failure by the Corporation to comply with the foregoing.

Subdivision or Consolidation

No subdivision or consolidation of the Subordinate Voting Shares or the Multiple Voting Shares may be carried out unless, at the same time, the Multiple Voting Shares or the Subordinate Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

Certain Amendments

In addition to any other voting right or power to which the holders of Subordinate Voting Shares shall be entitled by law or regulation or other provisions of the Articles of the Corporation from time to time in effect, but subject to the provisions of Articles of the Corporation, holders of Subordinate Voting Shares shall be entitled to vote separately as a class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of the Articles of the Corporation that would adversely affect the powers, preferences or rights of the holders of Subordinate Voting Shares, including an amendment to the terms of the Articles of the Corporation that provide that any Multiple Voting Shares sold or transferred to a Person that is not a Permitted Holder shall be automatically converted into Subordinate Voting Shares.

Certain Class Votes

Without limiting other rights at law of any holders of Multiple Voting Shares or Subordinate Voting Shares to vote separately as a class or the terms of the following paragraph, neither the holders of the Multiple Voting Shares nor the holders of the Subordinate Voting Shares shall be entitled to vote separately as a class upon a proposal to amend the Articles of the Corporation in the case of an amendment of the kind referred to in paragraph (a) of subsection 176(1) of the Canada Business Corporations Act and, as regards the creation of additional classes of preferred shares that are non-voting, paragraph I of subsection 176(1) of the Canada Business Corporations Act.

The holders of the Subordinate Voting Shares shall be entitled to vote separately as a class (but will not have any dissent rights) in respect of any amalgamation, arrangement, business combination or sale, lease, exchange or transfer of all or substantially all the property of the Corporation (as such expressions are interpreted for the purposes of the Canada Business Corporations Act) in connection with which or following which any holder of Multiple Voting Shares would, directly or indirectly, receive or be entitled to receive consideration, money, property or securities of greater value per share or different in kind than the consideration or distribution available to holders of Subordinate Voting Shares, unless the holders of Subordinate Voting Shares are otherwise already entitled to vote separately as a class in respect of such transaction under any applicable law (including, without limitation, securities laws in any jurisdiction, together with the rules, regulations, orders and notices made thereunder and the local, uniform and national published instruments and policies adopted by the securities regulatory authority in such jurisdiction, as applied and interpreted by such securities regulatory authority) or the rules, notices, policies and procedures or any decision of any applicable stock exchange.

Issuance of Additional Multiple Voting Shares

Subject to the provisions of the Articles of the Corporation, the Corporation may not issue Multiple Voting Shares without the approval of at least 66 2⁄3% of the votes cast at a meeting of the holders of Subordinate Voting Shares duly held for that purpose. However, approval is not required in connection with a subdivision or conversion on a pro rata basis as between the Subordinate Voting Shares and the Multiple Voting Shares or the issuance of Multiple Voting Shares upon the exercise of the Rights to Subscribe.

Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Multiple Voting Shares, the Beaudier Group, Bain Capital and CDPQ, as the owners of all the outstanding Multiple Voting Shares, entered into a coattail agreement dated May 29, 2013 with the Corporation and Computershare Trust Corporation of Canada (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual class, TSX-listed companies designed to prevent transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable provincial take-over bid legislation to which they would have been entitled if the Multiple Voting Shares had been Subordinate Voting Shares.

The undertakings in the Coattail Agreement do not apply to prevent a sale of Multiple Voting Shares by any of Beaudier Group, Bain Capital or CDPQ if concurrently an offer is made to purchase Subordinate Voting Shares that:

•	offers a price per Subordinate Voting Share at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares;

•

provides that the percentage of outstanding Subordinate Voting Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of Multiple Voting Shares to be sold (exclusive of Multiple Voting Shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

•	has no condition attached other than the right not to take up and pay for Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; and

•	is in all other material respects identical to the offer for Multiple Voting Shares.

In addition, the Coattail Agreement does not prevent the transfer of Multiple Voting Shares by Beaudier Group, Bain Capital or CDPQ to a Permitted Holder, provided such transfer is not or would not have been subject to the requirements to make a take-over bid (if the vendor or transferee were in Canada) or constitutes or would constitute an exempt take-over bid (as defined in applicable securities legislation). The conversion of Multiple Voting Shares into Subordinate Voting Shares, whether or not such Subordinate Voting Shares are subsequently sold, would not constitute a disposition of Multiple Voting Shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any disposition of Multiple Voting Shares (including a transfer to a pledgee as security) by a holder of Multiple Voting Shares party to the agreement is conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Multiple Voting Shares are not automatically converted into Subordinate Voting Shares in accordance with the Articles of the Corporation.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Subordinate Voting Shares. The obligation of the trustee to take such action is conditional on the Corporation or holders of the Subordinate Voting Shares providing such funds and indemnity as the trustee may require. No holder of Subordinate Voting Shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares and reasonable funds and indemnity have been provided to the trustee. The Corporation agreed to pay the reasonable costs of any action that may be taken in good faith by holders of Subordinate Voting Shares pursuant to the Coattail Agreement.

The Coattail Agreement provides that it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66 2⁄3% of the votes cast by holders of Subordinate Voting Shares excluding votes attached to Subordinate Voting Shares held by Beaudier Group, Bain Capital, CDPQ, their affiliates and any persons who have an agreement to purchase Multiple Voting Shares on terms that would constitute a sale or disposition for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement limits the rights of any holders of Subordinate Voting Shares under applicable law.

Preferred Shares

The Corporation is authorized to issue an unlimited number of Preferred Shares, issuable in series. Each series of Preferred Shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Board of Directors prior to the issuance thereof. Holders of Preferred Shares, except as otherwise provided in the terms specific to a series of Preferred Shares or as required by law, will not be entitled to vote at meetings of holders of Shares. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the Preferred Shares are entitled to preference over the Shares and any other shares ranking junior to the Preferred Shares from time to time and may also be given such other preferences over Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of such series.

Advance Notice Requirements for Director Nominations

The Corporation’s by-laws provide that shareholders seeking to nominate candidates for election as directors must provide timely written notice to the Corporation’s secretary at its principal executive offices. To be timely, a shareholder’s notice must be received (i) in the case of an annual meeting of shareholders, not less than 30 days nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder may be received not later than the close of business on the 10th day following the date of such public announcement; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. The Corporation’s by-laws also prescribe the proper written form for a shareholder’s notice. The Board of Directors may, in its sole discretion, waive any requirement under these provisions. These provisions shall be automatically repealed and cease to have effect upon the termination of the Nomination Rights Agreement entered into between the Corporation and the Beaudier Group, Bain Capital and CDPQ. See “Material Contracts — Securityholders Agreement — Nomination Rights Agreement”.

MARKET FOR SECURITIES AND TRADING PRICE AND VOLUME

The Subordinate Voting Shares are listed for trading on the TSX and Nasdaq under the symbols “DOO” and “DOOO”, respectively.

The following table sets forth, for the periods indicated, the monthly range of highs and lows trading closing prices of the Subordinate Voting Shares, as well as total monthly volumes and average daily volumes of the Subordinate Voting Shares traded on the TSX:

Month	Price per Subordinate Voting Share ($) Monthly Low	Price per Subordinate Voting Share ($) Monthly High	Subordinate Voting Shares Total Monthly Volume	Subordinate Voting Shares Average Daily Volume

February 2024	83.15	95.17	3,600,021	180,001

March 2024	80.00	93.00	3,848,047	192,402

April 2024	90.45	102.46	4,853,182	220,599

May 2024	82.95	98.47	4,099,635	186,347

June 2024	83.05	89.97	4,920,939	246,047

July 2024	81.82	102.16	3,992,834	181,492

August 2024	89.70	100.22	2,765,622	131,696

September 2024	77.74	97.49	6,405,739	320,287

October 2024	68.53	82.95	5,431,590	246,890

November 2024	65.32	72.50	6,444,974	306,904

December 2024	67.00	78.20	4,413,061	220,653

January 2025	68.44	77.80	3,382,278	153,740

The following table sets forth, for the periods indicated, the monthly range of highs and lows trading closing prices of the Subordinate Voting Shares, as well as total monthly volumes and average daily volumes of the Subordinate Voting Shares traded on Nasdaq:

Month	Price per Subordinate Voting Share (US$) Monthly Low	Price per Subordinate Voting Share (US$) Monthly High	Subordinate Voting Shares Total Monthly Volume	Subordinate Voting Shares Average Daily Volume

February 2024	61.40	70.64	2,658,095	132,905

March 2024	58.91	68.68	2,674,986	133,749

April 2024	66.80	75.59	3,216,139	146,188

May 2024	60.81	72.01	2,318,378	105,381

June 2024	60.32	65.86	2,225,015	117,106

July 2024	59.96	74.00	2,083,979	94,726

August 2024	64.54	72.84	2,116,524	96,206

September 2024	57.28	72.21	3,104,634	155,232

October 2024	49.21	60.61	2,939,449	127,802

November 2024	46.85	52.56	3,232,114	161,606

December 2024	47.58	55.50	3,179,135	151,387

January 2025	47.18	54.58	2,716,169	135,808

The Multiple Voting Shares are not listed for trading on any stock exchange.

DIRECTORS AND OFFICERS

The following tables set out for each of the Corporation’s directors and executive officers as of the date hereof, the person’s name, province or state, and country of residence, position with the Corporation, principal occupation during the five preceding years and, if a director, the date on which the person became a director. The Corporation’s directors are expected to hold office until the Corporation’s next annual general meeting of shareholders. The Corporation’s directors are elected annually and, unless re-elected, retire from office at the end of the next annual meeting of shareholders. As a group, the directors and executive officers beneficially owned, or controlled or directed, directly or indirectly, a total of 1,155,901 Subordinate Voting Shares, representing in the aggregate 3.3% of all of the Corporation’s issued and outstanding Subordinate Voting Shares, 1.6% of all of the Corporation’s issued and outstanding Shares and 0.4% of the total voting power attached to all of the Corporation’s issued and outstanding Shares as at March 24, 2025.

Directors

Name and Province or State and Country of Residence	Age	Position(s)/Title	Director Since	Principal Occupation

ÉLAINE BEAUDOIN Québec, Canada	61	Director	2023	Vice-President and director of Beaudier Inc.

PIERRE BEAUDOIN(1)(2) Québec, Canada	62	Director	2019	Corporate Director

JOSHUA BEKENSTEIN(1)(2) Massachusetts, U.S.	66	Director	2003	Senior Advisor at Bain Capital Investors, LLC (a private equity fund)

JOSÉ BOISJOLI(3) Québec, Canada	67	Chair of the Board, President and Chief Executive Officer	2011	President and Chief Executive Officer of the Corporation

CHARLES BOMBARDIER(3) Québec, Canada	51	Director	2020	Ph.D., Corporate Director

ERNESTO M. HERNÁNDEZ(3) (4) State of Mexico, Mexico	67	Director	2020	Corporate Director

KATHERINE KOUNTZE(4) Massachusetts, U.S.	62	Director	2020	Chief Information Officer of Bose Corporation

NICHOLAS NOMICOS(3) Massachusetts, U.S.	62	Director	2016	Senior Advisor of Nonantum Capital Partners, LLC (a middle market private equity firm)

EDWARD PHILIP(5)(6) Florida, U.S.	59	Director	2005	Corporate Director

MICHAEL ROSS(8) Québec, Canada	65	Director	2022	Corporate Director

BARBARA J. SAMARDZICH(1)(7)(9) Michigan, U.S.	66	Director	2017	Corporate Director

(1)	Member of the Human Resources & Compensation Committee.
(2)	Member of the Nominating Governance and Social Responsibility Committee.
(3)	Member of the Investment and Risk Committee.
(4)	Member of the Audit Committee.
(5)	Chair of the Human Resources & Compensation Committee.
(6)	Chair of the Nominating, Governance and Social Responsibility Committee.
(7)	Chair of the Investment and Risk Committee.
(8)	Chair of the Audit Committee.
(9)	Lead Director.

Executive Officers

Name and Province or State and Country of Residence	Age	Position(s)/Title

STÉPHANE BILODEAU Québec, Canada	58	Chief Information Officer

JOSÉ BOISJOLI Québec, Canada	67	Chief Executive Officer and President

PATRICK DUSSAULT Québec, Canada	55	Executive Vice-President, Global Manufacturing Operations, Powersports and Marine

MARTIN LANGELIER Québec, Canada	54	Chief Legal Officer and Corporate Services

DENYS LAPOINTE Québec, Canada	63	Chief Design Officer

ANNE LE BRETON Québec, Canada	53	Executive Vice-President, People and Culture

SÉBASTIEN MARTEL Québec, Canada	53	Chief Financial Officer

JOSÉE PERREAULT Québec, Canada	62	Chief Marketing Officer

SANDY SCULLION Québec, Canada	57	President, Powersports

MINH THANH TRAN Québec, Canada	41	Executive Vice-President, Global Corporate and Product Strategy

THOMAS UHR Québec, Canada	60	Chief Technology Officer

Biographies

The following are brief profiles of the directors and executive officers of the Corporation, including a description of each individual’s principal occupation within the past five years.

Non-Executive Directors

Élaine Beaudoin, Director

Ms. Élaine Beaudoin is Vice-President and director of Beaudier, a private holding company which holds Multiple Voting Shares, since 2019. She is a member of several other boards of directors, including Armtex Inc., Hebdo-litho, Bodycad Inc. and the J.Armand Bombardier Foundation. She also sat on the board of directors of Canam Inc. from 2000 to 2017 and chaired its Human Resources Committee and served as a member of its Audit Committee. From 1989 to 1998, she acted as Chief Executive Officer of Unifix Inc., a company specializing in the manufacturing of light-weight concrete panels. Ms. Élaine Beaudoin is a graduate of McGill University and a member of the Ordre des comptables professionnels agréés du Québec (Québec CPA Order). She holds the ICD.D designation from the Institute of Corporate Directors.

Pierre Beaudoin, Director

Mr. Beaudoin is a corporate director. Mr. Beaudoin joined the Marine Products division of Bombardier Inc. in 1985. In October 1990, he was appointed Vice-President, Product Development of the Sea-Doo/Ski-Doo division. In 1992, he was appointed Executive Vice-President of the Sea-Doo/Ski-Doo division and became President of Bombardier Inc. in January 1994. In April 1996, he was promoted to President and Chief Operating Officer of Bombardier Recreational Products. In February 2001, he was appointed President of Bombardier Aerospace Services Limited, Business Aircraft and he became President and Chief Operating Officer of Bombardier Aerospace Services Limited in October of the same year. On December 13, 2004, in addition to his duties as President and Chief Operating Officer of Bombardier Aerospace Services Limited, he was appointed Executive Vice-President of Bombardier Inc. and became a member of the board of directors of Bombardier Inc. On June 4, 2008, he was appointed President and Chief Executive Officer of Bombardier Inc. and served until 2015. He became Executive Chairman of the board of directors of Bombardier Inc. in February 2015 and Chairman of the board of directors in July 2017. He has also been a member of the board of directors of Power Corporation of Canada since 2005. Mr. Beaudoin studied Business Administration at Collège Jean-de-Brébeuf and Industrial Relations at McGill University in Montréal.

Joshua Bekenstein, Director

Mr. Bekenstein is a Senior Advisor at Bain Capital Investors, LLC. (“BCI”) Prior to joining BCI in 1984, Mr. Bekenstein spent several years at Bain & Company, Inc., where he was involved with companies in a variety of industries. Mr. Bekenstein is a member of the board of directors and the Human Resources and Compensation Committee of Dollarama Inc. He also serves as a director of Bright Horizons Family Solutions Inc., for which he is a member of the Compensation Committee. He was a member of the board of directors and the Nominating and Governance Committee of Canada Goose Holdings Inc. until 2023. Mr. Bekenstein received a Bachelor of Arts from Yale University and a Master of Business Administration (MBA) from Harvard Business School.

Charles Bombardier, Ph.D., Director

Mr. Bombardier is a corporate director. He is also a Canadian innovator and venture capital investor with a distinguished career in engineering and innovation. He began his career in 1989 in Bombardier Inc.’s Recreational Products division (now BRP Inc.), where he played a key role in developing special product concepts. In 2006, he founded CB Ventures Inc., a seed capital firm dedicated to funding tech startups and creating new product prototypes, a firm he continues to lead. From 2017 to 2019, the International Civil Aviation Organization (ICAO) retained his services as a senior consultant. In 2011, he completed a certificate in governance from Laval University. From 2013 to 2017, Mr. Bombardier was a special contributor to the Globe and Mail in Toronto. In 2015, he earned a master’s degree in Innovation Management from the École de technologie supérieure (ÉTS). In 2024, he completed his Ph.D. in Mechanical Engineering at the University of Sherbrooke.

Ernesto M. Hernández, Director

Mr. Hernández is a corporate director who has over 40 years of engineering sales, marketing and operations experience in the automotive industry. After starting his career at General Motors (Mexico) in 1980 as a Development Engineer, he worked in several positions including Engineering Manager, Executive Engineer, and Marketing Director. In 2003, he was appointed Vice-President of General Motors de México and Executive Director of Sales, Service and Marketing, where he successfully led the commercial operations of various brands including Chevrolet, Buick, GMC and Cadillac. In 2011, he took the helm as the first Mexican national to be appointed President and Managing Director. He held this role until September 2019 and retired in January 2020. During his tenure, Ernesto M. Hernández managed both the commercial and manufacturing sides of General Motors’ operations in Mexico, Central America and the Caribbean. He sits on the board of directors of Constellation Brands, Inc. and is Chairman of its Human Resources Committee and is a member of its Governance, Nominating and Responsibility Committee. He also sits on the board of directors of Dana Incorporated and is a member of its Compensation Committee and its Nominating and Corporate Governance Committee. He currently serves in various Chambers of Commerce and Business Councils. Mr. Hernández was an independent director on the board of directors of Grupo KUO, S.A.B. de C.V., DINE, S.A.B. de C.V., and Corporación Zapata, S.A. de C.V. He obtained a Bachelor of Science from Instituto Politécnico Nacional and he has also completed a Master of Science in Administration and a Master of Science in Management from the Instituto Tecnológico Autónomo de México and the Massachusetts Institute of Technology, respectively.

Katherine Kountze, Director

Ms. Kountze is the Chief Information Officer (CIO) for Bose Corporation, a consumer retail company that develops sound solutions for entertainment, home audio, aviation, and automotive industries. She has held other various senior IT leadership positions across her over 25 years working in the technology field. Before joining Bose Corporation, Ms. Kountze was the Chief Information Officer for DentaQuest, a company that provides oral health care benefits and delivers oral care, from 2021 to 2022. Between 2012 and 2021, Ms. Kountze was also Senior Vice-President and Chief Information Officer (CIO) for Eversource Energy, the largest provider of electric, gas and water services in the New England area of the United States, where she held that position for 11 years and prior to that Ms. Kountze spent 2 years as the Vice-President and CIO for United Illuminating Company, an electric utility company in Connecticut. She previously served as Chair for the Boston CIO Leadership Council and as a member of the Massachusetts Cybersecurity Council, stepping down from both roles in 2024. In 2025, she became a director of Unitil Corporation, a public utility company serving New England. Ms. Kountze served on the board of The Children’s Place Inc. and was a member of its Audit Committee from November 2021 to February 2024. She has won several awards including 2021 Top Women in Energy, 2021 Diversity Women Elite 100, Most Impactful Black Women in Boston 2021, 2017 CIO of the Year, and 2015 Women Leading Stem Award. Ms. Kountze holds a bachelor’s degree in actuarial Math and Science and a master’s degree in Computer Science. She also received a certification in Risk and Information Security Controls (CRISC) in 2023.

Nicholas Nomicos, Director

Mr. Nomicos is a Senior Advisor of Nonantum Capital Partners, LLC, a middle market private equity firm that he founded with other executives in 2018. Prior to that, Mr. Nomicos was at Bain Capital Investors, LLC where he worked from 1999 to 2016 as an Operating Partner focused on investments in the manufacturing and consumer product sectors and as a Managing Director of Bain Capital Credit, LP, the credit arm of Bain Capital Investors, LLC. Previously, Mr. Nomicos was a senior corporate development and manufacturing executive at Oak Industries Inc., and he spent several years at Bain & Company, Inc. where he was an engagement manager. Mr. Nomicos serves on the board of directors and is a member of the Audit Committee of Dollarama Inc. He received a Master of Business Administration (MBA) from Harvard Business School and a Bachelor of Science in Engineering from Princeton University.

Edward Philip, Director

Mr. Philip is a corporate director. He served as the Chief Operating Officer of Partners in Health (a non-profit health care organization) from 2013 until 2017. In addition, Mr. Philip was a Special Partner at Highland Consumer Fund (consumer-oriented private equity fund), serving in this role from 2013 until 2017. He served as Managing General Partner at Highland Consumer Fund from 2006 to 2013. Prior thereto, Mr. Philip served as President and Chief Executive Officer of Decision Matrix Group, Inc. (research and consulting firm) from 2004 to 2005. Prior to joining Decision Matrix Group, Inc., he held several positions at Terra Networks, S.A. (global Internet company), Lycos, Inc. (an Internet service provider and search company), The Walt Disney Company, and prior thereto Mr. Philip spent a number of years in investment banking. He recently retired from the board of directors of Hasbro, Inc., of which he was a director from 2002 until 2023. Mr. Philip is also the Non-Executive Chairman of United Airlines Holdings, Inc. and sits on its Audit Committee, and is also Chairman of its Executive Committee and of its Nominating and Governance Committee. In addition, he is on the board of directors, a member of the Compensation Committee and Chairman of the Audit Committee of Blade Air Mobility, Inc., a technology-powered, global air mobility platform. Mr. Philip received a B.S. in Economics and Mathematics from Vanderbilt University and holds a Master of Business Administration from Harvard Business School.

Michael Ross, Director

Mr. Ross is a corporate director. He was Chief Financial Officer of Sesami Cash Management Technologies Corporation (“Sesami”) from 2022 to 2023. In this role, he was responsible for all financial activities, corporate development, and strategic planning. Prior to joining Sesami, Mr. Ross was Chief Financial Officer of Dollarama Inc. for over a decade. Prior to that, Mr. Ross was CFO of Sanimax Industries, a rendering services company, and spent over 20 years in senior financial roles in the television and broadcasting industry. He began his career as an auditor with Ernst & Young. Mr. Ross is a member of the board of directors of Pixcom Inc., the Fondation CHU Saint Justine and FEI – Quebec Chapter. He was previously a member of the board of directors of Investissement Québec, la Fondation Marie-Vincent, Fondation Dr Clown and Muscular Dystrophy Canada. Mr. Ross holds a bachelor’s degree in commerce and a graduate diploma in accounting from Concordia University. He received the Fellow of the Order distinction (FCPA) in 2012.

Barbara J. Samardzich, Director

Ms. Samardzich is a corporate director. Ms. Samardzich previously held various senior leadership positions across her 26-year career with Ford Motor Company. Before retiring in 2016, she was the Vice-President and Chief Operating Officer of Ford Europe leading a team of over 30,000 employees. In previous years, she served as Vice-President, Product Development; Vice-President, Global Powertrain Engineering and held various roles in powertrain and vehicle engineering within Ford. She has also worked in various engineering roles at Westinghouse Electric Corporation. Ms. Samardzich sits on the board of directors of Adient plc (Ireland) and chairs its Human Capital and Compensation Committee and is a member of its Corporate Governance and Executive Committees. She also serves as a director of Amogy Inc. (a privately-held clean energy company) and is a member of its Compensation Committee and Audit Committee. She served as a director of Velodyne LiDAR and as a member of its Audit Committee and chair of its Compensation Committee until 2021 and as a director of AB SKF until 2022. She has won many awards including CBTNews “Leading Women in Automotive in 2019” and 2016 Automotive News Europe “25 Leading Women in the European Auto Industry”. Ms. Samardzich holds a Bachelor of Science in Mechanical Engineering from the University of Florida, a Master of Science in Mechanical Engineering from Carnegie Mellon University, and a Master of Science in Engineering Management from Wayne State University.

Executive Officer Who Also Serves as Director

José Boisjoli, Chair of the Board of Directors, President and Chief Executive Officer

Mr. Boisjoli is Chair of the Board of Directors of BRP since 2019 and President and Chief Executive Officer of BRP since December 2003, when BRP became a standalone company. In October 1998, Mr. Boisjoli was named President of the Snowmobile and Watercraft division, the largest division of Bombardier Recreational Products Inc. In April 2001, he was given the added responsibility of managing the ATV division. Mr. Boisjoli joined Bombardier Recreational Products Inc. in 1989, after eight years in the pharmaceutical and road safety equipment industries. Mr. Boisjoli served on the board of directors of McCain Foods Group Inc. from January 2018 to February 2022. In 2005, Mr. Boisjoli received the prestigious title of Executive of the Year by Powersports Magazine, the most important powersports magazine in the United States. He was also named Entrepreneur of the Year, Québec, by EY in 2014, CEO of the year 2017 by the Canadian business newspaper Les Affaires, and was Global Visionary of the Year in 2023 by The Globe and Mail. Mr. Boisjoli received a Bachelor of Engineering from the Université de Sherbrooke.

Executive Officers Who Do Not Serve as Directors

Stéphane Bilodeau, Chief Information Officer

Mr. Bilodeau joined BRP in 2022 as Chief Information Officer (CIO). Previously, he was CIO at the Business Development Bank of Canada (BDC) from 2017. Mr. Bilodeau began his career in information technology at Desjardins bank in 1988, and first became a Senior Vice-President at DMR Consulting, a subsidiary of Fujitsu, in 2000. More recently, he has occupied roles as Executive Vice-President of Operations (COO) at the Montreal Exchange (2007-2009), and joined the National Bank of Canada in 2010, where he headed the Bank’s entire operations as COO from 2012 to 2015. He also led the development of the 2015 and 2016 editions of the FinTech Canada Forum, presented by Finance Montreal. Chairman of the Board of La Maison du Père, a foundation dedicated to helping Montreal’s homeless, since 2015, he holds an Advanced Management degree from Harvard Business School, an MBA from HEC Montréal, and a bachelor’s in IT Management from the Université du Québec à Montréal.

Patrick Dussault, Executive Vice-President, Global Manufacturing Operations, Powersports and Marine

In 2024, Mr. Dussault was named Executive Vice-President, Global Manufacturing Operations, temporarily adding Marine manufacturing to his oversight. In this role, M. Dussault is in charge of Powersports manufacturing operations in Canada, Mexico, and Finland, which he had taken on as Vice-President and General Manager, Manufacturing. Mr. Dussault joined BRP in 1996 as Manager, Industrial Engineering, Internal Fabrication, gaining a wide range of experience in the fields of manufacturing and logistics over the next decade. He first became a director in 2006, responsible for leading the establishment of BRP’s first plant in Mexico, then for global manufacturing strategy and supply chain optimization in 2008. This led him to become a vice-president in 2014. Mr. Dussault obtained a bachelor’s in Mechanical Engineering from the École Polytechnique de Montréal and an MBA from the Université de Sherbrooke.

Martin Langelier, Chief Legal Officer and Corporate Services

Appointed Chief Legal Officer and Corporate Services in 2024, Mr. Langelier was named Chief Legal Officer in 2022, previously holding the title of Senior Vice-President, General Counsel & Public Affairs from 2014. He joined BRP in 2000 as a legal counsel for commercial transactions, rising to the position of Vice-President, General Counsel and Secretary in 2008. Previously, he worked in private practice for a major legal firm in Montreal. He currently serves on the board of directors of Manufacturiers et Exportateurs du Québec, a manufacturing trade association. Mr. Langelier has been recognized with an appointment to the Legal 500’s GC Powerlist – Canada (2016), and a Lexpert Zenith award (2018), as a change agent in the field of law. He holds a Bachelor of Laws from the Université de Sherbrooke, and a Master of Business Administration in International Business from the Birmingham Business School, England.

Denys Lapointe, Chief Design Officer

Appointed Chief Design Officer in 2022, Mr. Lapointe was previously Senior Vice-President, Design, Innovation and Creative Services, from 2019. He joined the Corporation as a junior product designer for Sea-Doo in 1985, and became Vice-President, Design for Sea-Doo and Ski-Doo in 1995. In 2001, he took on company-wide responsibility as Vice-President, Design and Innovation, then as Executive Vice-President in 2008. He is a board member of the Centre de technologies avancées (CTA) BRP – Université de Sherbrooke. A recipient of many international design awards, he was inducted into the National Marine Manufacturers Association Canada Hall of Fame for his contributions to the marine industry, in 2017, and named an emeritus member of the Association des designers industriels du

Québec (ADIQ) in 2022. He holds a bachelor’s in Environmental Design from the Université du Québec à Montréal.

Anne Le Breton, Executive Vice-President, People and Culture

Ms. Le Breton was named Executive Vice-President, People and Culture in 2022, after having previously held the position of Senior Vice-President, Human Resources, from 2016. She joined BRP in 2002, from Bombardier Aerospace, to head human resources for BRP’s International division, based in the Corporation’s offices in Lausanne. In 2014, she took on worldwide responsibility for BRP people as Vice-President, Human Resources, for Global Sales and Consumer Experience, Product Engineering and Manufacturing Operations. She currently serves on the board of directors of Savaria Corporation, a global leader in the accessibility industry, and was on the board of Barrette Outdoor Living, North American leader in the outdoor product industry, from 2021 to 2022. Ms. Le Breton obtained a bachelor’s in Industrial Relations from the Université de Montréal.

Sébastien Martel, Chief Financial Officer

Chief Financial Officer since 2014, Mr. Martel was previously Senior Vice-President, Strategy and Business Development from 2011. He joined BRP in 2004, as Director, Financial Information, and became Vice-President, Finance and Control, in 2007. In 2013, Mr. Martel piloted the Corporation’s first public offering, on the Toronto Stock Exchange, which earned BRP the title of IPO of the year. In 2018, he successfully introduced BRP to a second stock exchange when the Corporation was listed on NASDAQ in the USA. Prior to joining BRP, Mr. Martel was a senior manager in audit at a major international accounting firm. He sits on the board of directors of TFI International, and is a CPA with a bachelor’s degree and a diploma in Public Accountancy from McGill University.

Josée Perreault, Chief Marketing Officer

Appointed Chief Marketing Officer in 2024, Ms. Perreault was named Executive Vice-President, Omnichannel, in 2022, having previously held the position of Senior Vice-President, Omnichannel Experience & Apparel from 2021. Omnichannel remains part of her portfolio. Ms. Perreault joined BRP in 2016 as Senior Vice-President, Can-Am On-Road. Prior to BRP, she worked at Oakley for over 20 years, beginning as a brand manager in 1994, and occupying a number of leadership positions in sales, marketing and general management, culminating in Senior Vice-President, World Business, from 2010. She has been a board member of ESG UQAM, a Montreal public French-language university since 2020. Previously, she served on the boards of Lumenpulse (2015-2017), WSP Global (2015-2018), and BonLook (2015-2022). Ms. Perreault holds a bachelor’s in Urban Planning from the Université du Québec à Montréal, and a Master of Business Administration in Marketing from Concordia University.

Sandy Scullion, President, Powersports

In 2022, Mr. Scullion was appointed President, Powersports, responsible for the profitability of this business, with a direct oversight on Global Retail and Services. In 2024, he temporarily added the Marine Group to his responsibilities. Previously, he had held the position of Senior Vice-President, Global Retail and Services for the Powersports Group from 2016. Mr. Scullion joined BRP in 1994 as a District Sales Manager. In the following years, he held various positions of increasing responsibility, becoming Vice-President in 2012, of Parts, Accessories and Clothing (now Apparel) and Global Distribution, followed by Vice-President and Regional Manager of BRP’s Western Europe, Middle East and Africa (WEMEA) region in 2014. He has wide experience in management within the Corporation, both in Europe and North America, including sales and network management, marketing, product development, and distribution and operations. Mr. Scullion obtained a bachelor’s in Finance from Université Laval (Canada).

Minh Thanh Tran, Executive Vice-President, Global Corporate and Product Strategy

In 2024, Mr. Tran was appointed Executive Vice-President, Global Corporate and Product Strategy. In this role, he is responsible for shaping our long-term global product strategy, and kept his responsibilities of corporate strategy and mergers and acquisitions (M&A). Mr. Tran was appointed Executive Vice-President, Corporate Strategy and LVHA Group in 2022. With this position, he added the Low-Voltage & Human-Assisted (LVHA) Group (which has since ceased its activities for an indefinitely period of time) to the global corporate strategy and transformation responsibilities he had undertaken from 2019, first as Vice-President, Corporate Strategy & Development and Global Transformation, then as Senior Vice-President. In the latter role, he successfully accomplished the implementation of the new North American ERP system. Mr. Tran joined BRP in 2017 as Director, Strategy and Mergers & Acquisitions, and spearheaded the acquisitions behind the Marine Group and EV Program. He began his career in the world of investment and corporate banking and worked at BMO Capital Markets, where he was involved in BRP’s initial public offering in 2013. Prior to that, he was at Lazard Frères in New York. He holds a bachelor’s in Finance from HEC Montréal.

Thomas Uhr, Chief Technology Officer

In 2022, Mr. Uhr was appointed to the newly created role of Chief Technology Officer (CTO). Since 2018, he had been Senior Vice-President, Product Engineering & Manufacturing Operations for the Powersports Group. He joined BRP’s European operations in 2014, as General Manager of BRP-Rotax in Austria, as well as Vice-President, Powertrain, and took on the additional responsibility of Vice-President, R&D/Operations for Lynx snowmobiles in 2017. Mr. Uhr began his career at Mercedes-Benz in Germany in 1992, becoming Director of Manufacturing at Ballard Power Systems, Canada, in 1998 (part-acquired by Daimler-Benz in 1997). He served as founding General Manager of MDC Power GmbH in 2001 – a Mercedes-Mitsubishi joint venture, and served as plant manager of Mercedes’s Berlin operation from 2007. From 2011, he headed R&D prototyping and testing activities for Mercedes Cars. Mr. Uhr holds a degree (Dipl.-Ing.) in Production Technology Engineering from the University of Aachen (RWTH), Germany.

Corporate Cease Trade Orders

None of the Corporation’s directors or executive officers is, as at the date of this Annual Information Form, or has been, within the 10 years prior to the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any corporation (including the Corporation) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the Corporation access to any exemption under securities legislation, in each case, for a period of more than 30 consecutive days.

Bankruptcies

None of the Corporation’s directors or executive officers is, as at the date of this Annual Information Form, or has been, within the 10 years prior to the date of this Annual Information Form, a director or executive officer of any corporation (including the Corporation), that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for (i) Élaine Beaudoin who is a board member of Bodycad Laboratories Inc., since 2013, which was under the protection of the Companies’ Creditors Arrangement Act (“CCAA”) between December 22, 2022 and April 28, 2023, (ii) Joshua Bekenstein who was a director of Toys “R” Us, Inc. from 2005 to 2019, which filed for bankruptcy in September 2017, and who was from 2010 to 2017 a director of The Gymboree Corporation, which filed for bankruptcy in June 2017.

None of the Corporation’s directors or executive officers has, within the 10 years prior to the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Shareholder Bankruptcies

No shareholder holding a sufficient number of securities to affect materially the control of the Corporation is, as at the date of this Annual Information Form, or has been within 10 years before the date of this Annual Information Form, a director or executive officer of any corporation (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No shareholder holding a sufficient number of securities to affect materially the control of the Corporation, nor any personal holding company of any such person, has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the shareholder.

Securities Penalties or Sanctions

No director or executive officer of the Corporation or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, nor any personal holding company of any such person, has:

•

been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

•	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Corporation’s knowledge, there are no known existing or potential conflicts of interest among the Corporation and its directors, officers or other members of management as a result of their outside business interests except that certain of the Corporation’s directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Corporation and their duties as a director or officer of such other companies. See “Directors and Officers” and “Interest of Management and Others in Material Transactions”.

Indemnification and Insurance

The Corporation has implemented a director and officer insurance program and has entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements generally require that the Corporation indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Corporation as directors and executive officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in or not opposed to the Corporation’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defense expenses to the indemnitees by the Corporation. The indemnification provisions do not however apply to any amounts that may be clawed back in accordance with the Corporation’s Clawback Policy, which allows the Corporation to recover certain compensation or benefits from directors and officers under specific circumstances.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Corporation is involved from time to time in legal proceedings and regulatory actions in the normal course of business and operations. As at January 31, 2025, the Corporation had approximately 272 pending litigation cases. See “Risk Factors — The Corporation may be unable to protect its intellectual property or it may incur substantial costs as a result of litigation or other proceedings relating to protection of its intellectual property” in the 2025 MD&A.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set out below or as described elsewhere in this Annual Information Form, none of (i) the directors or executive officers of the Corporation, (ii) the shareholders who beneficially own or control or direct, directly or indirectly, more than 10% of the voting shares of the Corporation, or (iii) any associate or affiliate of the persons referred to in (i) and (ii), has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Corporation.

Reimbursement to Bombardier Inc., a company related to Beaudier Group

Pursuant to the purchase agreement entered into in 2003 in connection with the acquisition of the recreational products business of Bombardier Inc., the Corporation is required to reimburse to Bombardier Inc. income taxes that amounted to $22.7 million as of January 31, 2025. The reimbursement will begin when Bombardier Inc. starts making any income tax payments in Canada and/or the United States.

In addition, in connection with the above-mentioned transaction, the Corporation entered into a trademark license agreement whereby it has the right to continue to use certain trademarks of Bombardier Inc. that were not otherwise assigned to the Corporation in connection with such transaction, subject to certain conditions. The license allows the Corporation to use “Bombardier” in the corporate name of certain subsidiaries of the Corporation as long as, among other things, Beaudier Group maintains at least a 10% voting or equity interest in the Corporation.

INDEPENDENT AUDITOR, TRANSFER AGENT AND REGISTRAR

The independent auditor of the Corporation is Deloitte LLP, 1190 avenue des Canadiens-de-Montréal, Suite 500, Montreal, Québec, H3B 0M7.

The transfer agent and registrar for the Subordinate Voting Shares and Multiple Voting Shares is Computershare Investor Services Inc. at their offices in Montreal and Toronto.

MATERIAL CONTRACTS

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, which the Corporation has entered into since the beginning of the last financial year ended January 31, 2025, or entered into prior to such date, but which are still in effect and that are required to be filed with Canadian securities regulatory authorization in accordance with Section 12.2 of National Instrument – 51-102 Continuous Disclosure Obligations. Each of the summaries below describes certain material provisions of the relevant material contract and is subject to, and qualified in its entirety by reference to, the relevant material contract, a copy of which is available on the SEDAR+ website at www.sedarplus.ca.

Underwriting Agreements

On January 26, 2024, Bain Capital entered into an underwriting agreement with a syndicate of underwriters and the Corporation pursuant to which it sold 2,000,000 Subordinate Voting Shares of the Corporation at a price of $91.00 per Subordinate Voting Share for gross proceeds of $182,000,000. The Corporation did not receive any of the proceeds from the January 2024 Secondary Offering.

On April 19, 2024, Bain Capital entered into an underwriting agreement with a syndicate of underwriters and the Corporation pursuant to which it sold 1,500,000 Subordinate Voting Shares of the Corporation at a price of $92.90 per Subordinate Voting Share for gross proceeds of $139,350,000. The Corporation did not receive any of the proceeds from the April 2024 Secondary Offering.

Term Facility

Pursuant to a fourth amended and restated credit agreement entered into between a syndicate of lenders and subsidiaries of the Corporation on May 23, 2018, term facilities in the aggregate principal amount of US$900.0 million maturing on May 23, 2025 were made available to Bombardier Recreational Products Inc. in U.S. dollars (as amended from time to time, the “Term Facility”).

On July 23, 2019, the Corporation amended the Term Facility to add a new US$335.0 million tranche for a total principal amount of US$1,235.0 million.

On February 4, 2020, the Corporation amended the Term Facility whereby the Term Facility was consolidated into a single tranche, the cost of borrowing was reduced by 0.50% for the previous US$335.0 million tranche and the maturity was extended from May 2025 to May 2027 (then referred to as the “Term Loan B-1”).

On May 8, 2020, the Corporation entered into an amendment to the Term Facility which provided for an incremental US$600.0 million tranche under its Term Facility (then referred to as the “Term Loan B-2”). This new tranche had a May 2027 maturity and, consistent with the existing tranche of the Term Facility, was not subject to any financial covenants.

On February 16, 2021, the Corporation amended the Term Facility by increasing the amount outstanding under its Term Loan B-1 by US$300 million (then referred to as the “Term Loan B-1”); the proceeds therefrom, along with cash from its balance sheet, were used to repay, in full, the then outstanding Term Loan B-2, which had less favourable terms.

On June 10, 2022, the Corporation entered into an amendment to the Term Facility which provided for an incremental US$100.0 million tranche under its Term Facility (then referred to as the “Term Loan B-2”). This new tranche had a June 2024 maturity and, consistent with the existing tranche of the Term Facility, was not subject to any financial covenants.

On December 13, 2022, the Corporation entered into an amendment to the Term Facility which provided for an incremental US$500.0 million tranche under its Term Facility (then referred to as the “Term Loan B-2”). This new tranche had a December 2029 maturity and, consistent with the existing tranche of the Term Facility, was not subject to any financial covenants. The proceeds therefrom, along with cash from its balance sheet, were used to repay, in full, the then outstanding US$100.0 million Term Loan B-2 as well as outstanding borrowings under the Revolving Credit Facilities.

On October 4, 2023, the Corporation entered into an amendment to the Term Facility whereby it refinanced the then outstanding US$496 million Term Loan B-2 due December 2029, going from a rate of Term SOFR plus 3.50% to a rate of Term SOFR plus 2.75% (the current “Term Loan B-2”), effectively reducing its cost of borrowing by 0.75%, with all other terms remaining unchanged.

On January 22, 2024, the Corporation entered into an amendment to the Term Facility providing for a US$1,000.0 million tranche under its Term Facility, bearing interest at a rate of Term SOFR plus 2.75% with a Term SOFR floor of 0.0% (the “Term Loan B-3”). The existing holders of US$954 million principal amount of the then outstanding US$1,465 million Term Loan B-1 due May 2027 agreed to exchange their debt for debt under this new tranche, and an incremental loan of US$45.8 million was extended under that new tranche. The new tranche has a January 2031 maturity and, consistent with the existing tranches of the Term Facility, is not subject to any financial covenants. Other than the outstanding amount of the Term Loan B-1, which decreased from US$1,466 million to US$466 million, all other terms of the Term Loan B-1 remained unchanged including the applicable interest of 200 basis points over Term SOFR with a Term SOFR floor of 0.0% (the current “Term Loan B-1”).

Security holders Agreements

In connection with the IPO on May 29, 2013, the Beaudier Group, Bain Capital, CDPQ and the Corporation entered into a nomination rights agreement (the “Nomination Rights Agreement”), an amended and restated registration rights agreement (the “Registration Rights Agreement”) and the Coattail Agreement.

Nomination Rights Agreement

The Nomination Rights Agreement provides that Beaudier Group, Bain Capital and CDPQ shall cast all votes to which they are entitled to fix the size of the Board of Directors at 13 members and to elect members of the Board in accordance with the provisions thereof. The Beaudier Group, Bain Capital and CDPQ have certain rights to designate members of the Board of Directors. As of the date of this Annual Information Form, Bain Capital, Beaudier Group and CDPQ are entitled to designate three, three and one member(s) of the Board of Directors, respectively, under the terms of the Nomination Rights Agreement.

Registration Rights Agreement

The Registration Rights Agreement provides for demand registration rights in favour of the parties to the Registration Rights Agreement that enable them to require the Corporation to qualify by prospectus in Canada or, following the one-year anniversary of the closing of the IPO and subject to certain conditions, the United States, all or any portion of the Shares held by them for a distribution to the public, provided such demand will result in a minimum offering size of $50 million.

The Registration Rights Agreement also provides for incidental registration rights allowing the parties to the Registration Rights Agreement to include their Subordinate Voting Shares in certain public offerings of Subordinate Voting Shares, subject to certain underwriters’ cutback rights.

Coattail Agreement

See “Description of the Capital Structure — Shares — Take-Over Bid Protection” for a description of the Coattail Agreement.

INTEREST OF EXPERTS

The current independent auditor of the Corporation, Deloitte LLP, who has issued an auditor’s report dated March 25, 2025 in respect of the Corporation’s consolidated financial statements, which comprise the consolidated statements of financial position as at January 31, 2025 and January 31, 2024 and the consolidated statements of net income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, is independent with respect to the Corporation within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and within the meaning of the Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

AUDIT COMMITTEE

Charter of the Audit Committee

The Board of Directors has adopted a written charter (the “Charter of the Audit Committee”) describing the mandate of the audit committee of the Corporation (the “Audit Committee”). The Charter of the Audit Committee reflects the purpose of the Audit Committee, which is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to ensuring the effectiveness and adequacy of the disclosure of controls and procedures over financial reporting and non-financial reporting, ensuring that adequate procedures are in place for the review of the Corporation’s public disclosure documents that contain financial information, including CSR-ESG-related disclosure documents, ensuring that an effective internal audit process has been implemented, ensuring that an effective risk management and financial control framework has been implemented and tested by the Corporation’s management, providing better communication between directors, management, internal auditors and external auditors, overseeing the work and reviewing the independence of the external auditors, and reporting to the Board of Directors on any outstanding issue. The Audit Committee also reviews significant accounting and reporting issues, including unusual or sensitive matters such as disclosure of related party transactions, and has oversight of information technology security and control, as well as of cybersecurity and data protection as a whole, and not just with respect to internal controls. The text of the Charter of the Audit Committee is attached to this Annual Information Form as Appendix A.

Composition of the Audit Committee

As set forth in the Charter of the Audit Committee, the Audit Committee must be composed of a minimum of three directors, each of whom needs to be independent and to meet the criteria for financial literacy established by applicable laws, including National Instrument 52-110 – Audit Committees. As of the date hereof, the Audit Committee is composed of Ms. Kountze and Messrs. Hernández, Ross and Nomicos, all of whom are independent and meet the criteria for financial literacy established by applicable laws, including National Instrument 52-110 – Audit Committees. Mr. Ross is the Chair of the Audit Committee since May 2024, replacing Mr. Nomicos in such position.

Relevant Education and Experience of the Audit Committee Members

Each of the Audit Committee members has an understanding of the accounting principles used by the Corporation to prepare its financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

Mr. Michael Ross (Chair) is a corporate director. He was Chief Financial Officer of Sesami Cash Management Technologies Corporation (“Sesami”) from 2022 to 2023. In this role, he was responsible for all financial activities, corporate development, and strategic planning. Prior to joining Sesami, Mr. Ross was Chief Financial Officer of Dollarama Inc. for over a decade. Prior to that, Mr. Ross was CFO of Sanimax Industries, a rendering services company, and spent over 20 years in senior financial roles in the television and broadcasting industry. He began his career as an auditor with Ernst & Young. Mr. Ross is a member of the board of directors of Pixcom Inc., the Fondation CHU Saint Justine and FEI – Quebec Chapter. He was previously a member of the board of directors of Investissement Québec, la Fondation Marie-Vincent, Fondation Dr Clown and Muscular Dystrophy Canada. Mr. Ross holds a bachelor’s degree in commerce and a graduate diploma in accounting from Concordia University. He received the Fellow of the Order distinction (FCPA) in 2012.

Mr. Ernesto M. Hernández is a corporate director who has over 40 years of engineering sales, marketing and operations experience in the automotive industry. After starting his career at General

Motors (Mexico) in 1980 as a Development Engineer, he worked in several positions including Engineering Manager, Executive Engineer, and Marketing Director. In 2003, he was appointed Vice-President of General Motors de México and Executive Director of Sales, Service and Marketing, where he successfully led the commercial operations of various brands including Chevrolet, Buick, GMC and Cadillac. In 2011, he took the helm as the first Mexican national to be appointed President and Managing Director. He held this role until September 2019 and retired in January 2020. During his tenure, Ernesto M. Hernández managed both the commercial and manufacturing sides of General Motors’ operations in Mexico, Central America and the Caribbean. He sits on the board of directors of Constellation Brands, Inc. and is Chairman of its Human Resources Committee and is a member of its Governance, Nominating and Responsibility Committee. He also sits on the board of directors of Dana Incorporated and is a member of its Compensation Committee and its Nominating and Corporate Governance Committee. He currently serves in various Chambers of Commerce and Business Councils. Mr. Hernández was an independent director on the board of directors of Grupo KUO, S.A.B. de C.V., DINE, S.A.B. de C.V., and Corporación Zapata, S.A. de C.V. He obtained a Bachelor of Science from Instituto Politécnico Nacional and he has also completed a Master of Science in Administration and a Master of Science in Management from the Instituto Tecnológico Autónomo de México and the Massachusetts Institute of Technology, respectively.

Ms. Katherine Kountze is the Chief Information Officer (CIO) for Bose Corporation, a consumer retail company that develops sound solutions for entertainment, home audio, aviation, and automotive industries. She has held other various senior IT leadership positions across her over 25 years working in the technology field. Before joining Bose Corporation, Ms. Kountze was the Chief Information Officer for DentaQuest, a company that provides oral health care benefits and delivers oral care, from 2021 to 2022. Between 2012 and 2021, Ms. Kountze was also Senior Vice-President and Chief Information Officer (CIO) for Eversource Energy, the largest provider of electric, gas and water services in the New England area of the United States, where she held that position for 11 years and prior to that Ms. Kountze spent 2 years as the Vice-President and CIO for United Illuminating Company, an electric utility company in Connecticut. She previously served as Chair for the Boston CIO Leadership Council and as a member of the Massachusetts Cybersecurity Council, stepping down from both roles in 2024. In 2025, she became a director of Unitil Corporation, a public utility company serving New England. Ms. Kountze served on the board of The Children’s Place Inc. and was a member of its Audit Committee from November 2021 to February 2024. She has won several awards including 2021 Top Women in Energy, 2021 Diversity Women Elite 100, Most Impactful Black Women in Boston 2021, 2017 CIO of the Year, and 2015 Women Leading Stem Award. Ms. Kountze holds a bachelor’s degree in actuarial Math and Science and a master’s degree in Computer Science. She also received a certification in Risk and Information Security Controls (CRISC) in 2023.

Mr. Nicholas Nomicos is a Senior Advisor of Nonantum Capital Partners, LLC, a middle market private equity firm that he founded with other executives in 2018. Prior to that, Mr. Nomicos was at Bain Capital Investors, LLC where he worked from 1999 to 2016 as an Operating Partner focused on investments in the manufacturing and consumer product sectors and as a Managing Director of Bain Capital Credit, LP, the credit arm of Bain Capital Investors, LLC. Previously, Mr. Nomicos was a senior corporate development and manufacturing executive at Oak Industries Inc., and he spent several years at Bain & Company, Inc. where he was an engagement manager. Mr. Nomicos serves on the board of directors and is a member of the Audit Committee of Dollarama Inc. He received a Master of Business Administration (MBA) from Harvard Business School and a Bachelor of Science in Engineering from Princeton University.

Independent Auditor Fees

In Fiscal 2025 and Fiscal 2024, the Corporation was invoiced the following fees by its independent auditor, Deloitte LLP:

	Fiscal 2025	Fiscal 2024
Audit Fees(1)	$5,525,987	$5,515,701
Audit Related Fees(2)	936,518	1,165,189
Tax Fees(3)	172,128	124,674
All Other Fees(4)	–	1,196

Total Fees Paid	6,634,633	6,806,760

(1)	“Audit Fees” include fees necessary to perform the annual audit or reviews of the consolidated financial statements.

(2)

“Audit Related Fees” include fees for assurance and related services by the independent auditor that are reasonably related to the performance of statutory audit or review of the Corporation’s financial statements other than those included in “Audit Fees,” such as consultation on accounting and reporting matters.

(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax advice and tax planning.

(4)	“Other Fees” include fees for products and services provided by the independent auditor other than those included above.

The Audit Committee is responsible for the pre-approval of all and any non-audit services to be provided to the Corporation or its subsidiary entities by the independent auditor. At least annually, the Audit Committee shall review and confirm the independence of the independent auditor.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the Corporation’s website at www.brp.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Additional information, including, without limitation, directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, will be contained in the Corporation’s information circular for its annual meeting of shareholders.

Additional information is provided in the audited consolidated financial statements and management’s discussion and analysis of the Corporation for Fiscal 2025.

GLOSSARY OF TERMS

“2022 SIB” has the meaning set out under the heading “Public Offerings and Other Transactions”.

“2025 MD&A” has the meaning set out under the heading “Explanatory Notes – IFRS and Non-IFRS Measures”.

“3WV” means 3-wheeled vehicle.

“Alumacraft” has the meaning set out under the heading “General Development of the Business”.

“Annual Information Form” means this annual information form of the Corporation dated March 25, 2025.

“April 2024 Secondary Offering” has the meaning set out under the heading “General Development of the Business”.

“ATV” means all-terrain vehicle.

“Audit Committee” means the audit committee of the Corporation.

“Bain Capital” referred to certain investment funds affiliated with Bain Capital Investors, LLC. Any references to Bain Capital after December 21, 2021, shall mean Bain Capital Integral Investors II, L.P.

“Beaudier Group” means, collectively, Beaudier Inc. and 4338618 Canada Inc.

“Board” or “Board of Directors” means the board of directors of the Corporation.

“CDPQ” means the Caisse de dépôt et placement du Québec, and includes any of its affiliates.

“Charter of the Audit Committee” means the written charter describing the mandate of the Audit Committee, as adopted and amended by the Board of Directors upon the recommendation of the Audit Committee.

“Coattail Agreement” means the coattail agreement entered into by the Beaudier Group, Bain Capital and CDPQ, as the owners of all the outstanding Multiple Voting Shares, the Corporation and a trustee on May 29, 2013.

“Code” has the meaning set out under the heading “Corporate Social Responsibility”.

“Corporation” means BRP Inc. and its direct and indirect subsidiaries and predecessors or other entities controlled by them, unless otherwise noted or the context otherwise requires.

“Convertible Securities” has the meaning set out under the heading “Description of the Capital Structure — Shares — Subscription Rights”.

“Distributed Securities” has the meaning set out under the heading “Description of the Capital Structure — Shares — Subscription Rights”.

“Distribution” has the meaning set out under the heading “Description of the Capital Structure — Shares — Subscription Rights”.

“ESG” has the meaning set out under the heading “Explanatory Notes — Corporate Social Responsibility”.

“EV” has the meaning set out under the heading “General Development of the Business”.

“Fiscal 2020” means the Corporation’s fiscal year ending January 31, 2020.

“Fiscal 2021” means the Corporation’s fiscal year ending January 31, 2021.

“Fiscal 2022” means the Corporation’s fiscal year ending January 31, 2022.

“Fiscal 2023” means the Corporation’s fiscal year ending January 31, 2023.

“Fiscal 2024” means the Corporation’s fiscal year ending January 31, 2024.

“Fiscal 2025” means the Corporation’s fiscal year ending January 31, 2025.

“Fiscal 2026” means the Corporation’s fiscal year ending January 31, 2026.

“hp” means horsepower.

“IFRS” means the International Financing Reporting Standards as issued by the International Accounting Standards Board.

“International” means all jurisdictions other than Canada and the United States.

“Investment and Risk Committee” means the investment and risk committee of the Corporation.

“IPO” means the initial public offering of the Corporation which closed on May 29, 2013.

“IT” has the meaning set out under the heading “Business of the Corporation and its industry — Marketing”.

“January 2024 Secondary Offering” has the meaning set out under the heading “General Development of the Business”.

“Juárez 1” has the meaning set out under the heading “Business of the Corporation and its industry — Manufacturing Facilities and Operations”.

“Juárez 2” has the meaning set out under the heading “Business of the Corporation and its industry — Manufacturing Facilities and Operations”.

“Juárez 3” has the meaning set out under the heading “Business of the Corporation and its industry — Manufacturing Facilities and Operations”.

“LVHA Group” has the meaning set out under the heading “General Development of the Business”.

“Marine Products” means Alumacraft, Manitou, Quintrex boats and the Rotax S outboard engine with Stealth Technology.

“Megatech” has the meaning set out under the heading “Overview of the Corporation — Employees”.

“Multiple Voting Shares” means multiple voting shares in the capital of the Corporation.

“MSRP” means manufacturer suggested retail price as set out under the heading “Business of the Corporation and its industry – BRP Brands and Products – Powersport – Year-Round Products”.

“Nasdaq” has the meaning set out under the heading “Public Offerings and Other Transactions”.

“Nomination Rights Agreement” means the nomination rights agreement entered into by the Corporation and the Beaudier Group, Bain Capital and CDPQ on May 29, 2013.

“North America” means Canada and the United States, and excludes Mexico.

“OEM” means original equipment manufacturer.

“PA&A” means parts, accessories and apparel and other services sold to third parties.

“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company.

“Pinion” has the meaning set out under the heading “General Development of the Business”.

“Powersports Products” means Year-Round Products, Seasonal Products and Powersports PA&A, OEM engines, gearboxes and Rotax engines for jet boats.

“Preferred Shares” means preferred shares in the capital of the Corporation.

“PWC” means personal watercraft.

“Registration Rights Agreement” means the amended and restated registration rights agreement entered into by the Corporation and the Beaudier Group, Bain Capital and CDPQ on May 29, 2013.

“Revolving Credit Facilities” means the third amended and restated credit agreement entered into by subsidiaries of the Corporation on May 23, 2018 (as amended on March 14, 2019, May 4, 2021, February 16, 2022, June 14, 2022 and May 10, 2024) pursuant to which credit facilities in the aggregate principal amount of $1.5 billion have been made available to Bombardier Recreational Products Inc. and BRP Inc.

“Rights to Subscribe” has the meaning set out under the heading “Description of the Capital Structure — Shares — Subscription Rights”.

“Seasonal Products” means Ski-Doo and Lynx snowmobiles, Sea-Doo PWCs and Sea-Doo Switch pontoons.

“Shares” means, collectively, the Subordinate Voting Shares and the Multiple Voting Shares.

“SSV” means side-by-side vehicle.

“Subordinate Voting Shares” means subordinate voting shares in the capital of the Corporation.

“Subscription Securities” has the meaning set out under the heading “Description of the Capital Structure — Shares — Subscription Rights”.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended.

“Telwater” has the meaning set out under the heading “General Development of the Business”.

“Term Facility” has the meaning set out under the heading “Material contracts — Term Facility”.

“Term Loan B-1” has the applicable meaning set out under the heading “Material Contracts – Term Facility”, as amended from time to time.

“Term Loan B-2” has the applicable meaning set out under the heading “Material Contracts – Term Facility”, as amended from time to time.

“Term Loan B-3” has the applicable meaning set out under the heading “Material Contracts – Term Facility”, as amended from time to time.

“Triton” has the meaning set out under the heading “General Development of the Business”.

“TSX” means the Toronto Stock Exchange.

“Uncharted Society” has the meaning set out under the heading “General Development of the Business”.

“Voting Shares” has the meaning set out under the heading “Description of the Capital Structure — Shares — Subscription Rights”.

“VSS” has the meaning set out under the heading “Business of the Corporation and its Industry — BRP Brands and Products — Powersports - Year-Round Products”.

“Year-Round Products” means Can-Am ATVs, SSVs, 3WVs and electric 2-wheel motorcycles.

APPENDIX A

CHARTER OF THE AUDIT COMMITTEE

1.0   Introduction

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of BRP Inc. (the “Corporation”).

2.0   Purpose

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

•	Financial reporting and disclosure requirements;

•	Ensuring that an effective risk management and financial control framework has been implemented and tested by management of the Corporation;

•	External and internal audit processes;

•	Helping directors meet their responsibilities;

•	Providing better communication between directors and the external auditor as well as between directors and the internal audit function;

•	Ensuring the independence of the external auditor and the internal audit function;

•	Increasing the credibility and objectivity of financial reports; and

•

Strengthening the role of directors by facilitating in-depth discussions among directors, management, the external auditor and the internal audit function regarding significant issues involving judgment and impacting quality controls and reporting.

3.0   Composition and Membership

(a)   The Board will appoint the members (“Members”) of the Committee. The Members will be appointed at the first meeting of the Board following the election of directors by the shareholders of the Corporation to hold office until the next annual meeting of shareholders of the Corporation or until their successors are appointed. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will automatically cease to be a Member upon ceasing to be a director.

(b)   The Committee will consist of at least three directors. Each Member will meet the criteria for independence established by applicable laws, including sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees. All members shall be financially literate or shall become financially literate within a reasonable period of time after their appointment to the Committee; a member of the Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

(c)   The Board will appoint one of the Members to act as the chair of the Committee (the “Chair”). The secretary of the Corporation (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee. If the Secretary is not in attendance at any meeting, the Committee will appoint another person who may, but need not, be a Member to act as the secretary of that meeting.

4.0   Meetings

(a)   Meetings of the Committee will be held at such times and places as the Chair may determine, but in any event not less than four (4) times per year. The Committee should meet within the 45 days following the end of the first three fiscal quarters of the Corporation and within 90 days following the end of the fiscal year of the Corporation. Members may attend all meetings either in person, by videoconference or by telephone. The Committee shall keep minutes of each meeting.

(b)   At the request of the external auditor of the Corporation, the Chief Executive Officer, the Chief Financial Officer, the Chief Audit Executive, the General Counsel, the Chair of the Investment and Risk Committee or any Member, the Chair will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

(c)   The Chair, if present, will act as the chair of meetings of the Committee. If the Chair is not present at a meeting of the Committee the Members in attendance may select one of their members to act as chair of the meeting.

(d)   A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chair will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolutions signed by all Members.

(e)   The Chief Financial Officer and the Chief Audit Executive shall have direct access to the Committee and shall attend all meetings of the Committee, and the Chief Executive Officer and the Chair of the Board shall receive notice of and have the right to attend all meetings of the Committee, except in each case such part of the meeting, if any, which is a private session not involving all or some of these officers as determined by the Committee. The external auditor shall receive notice of and have the right to attend any meetings of the Committee, at the Corporation’s expense, except such part of the meeting, if any, which is a private session not involving the external auditor.

(f)    The Committee shall maintain a free and open line of communication with management, the Chief Financial Officer, the Chief Audit Executive and the external auditor. The Committee may invite directors, officers, consultants and employees of the Corporation or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee. The Committee shall meet in camera without members of management in attendance or with the Chief Financial Officer or the Chief Audit Executive on a regular basis and as appropriate or required.

(g)   In advance of every meeting of the Committee, the Chair, with the assistance of the Secretary, the Chief Financial Officer and the Chief Audit Executive, should prepare and distribute to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials.

5.0   Duties and Responsibilities

The Committee will carry out, among other things, the following responsibilities:

5.1   Financial Statements and Reporting

•    Assist the Board in the discharge of its oversight responsibilities to the shareholders, potential shareholders, the investment community, and others relating to the Corporation’s financial statements and its financial reporting practices and system of internal accounting and financial controls, the corporate audit and risk assessment function, the management information systems, the annual external audit of the Corporation’s financial statements and the compliance by the Corporation with laws and regulations and its own Code of Ethics.

•    Review significant accounting and reporting issues, including complex or unusual material transactions and highly judgmental areas, unusual or sensitive matters such as disclosure of related party transactions, significant non-recurring events, significant risks and changes in provisions, estimates or provisions included in any financial statements, and recent professional and regulatory pronouncements, and understand their impact on and presentation in the financial statements.

•    Review and discuss with management and the external auditor the results of the audit, including any difficulties encountered and follow-up in that context and ensure that the external auditor is satisfied that the accounting estimates and judgments made by management’s selection of accounting principles reflect an appropriate application of generally accepted accounting principles.

•    Review the financial statements, and consider whether they are complete, adequate, consistent with information known to the Members, and reflect appropriate accounting principles and, if appropriate, recommend to the Board their approval and disclosure.

•    Review the Corporation’s management discussion and analysis, and other financial information provided by the Corporation to any governmental body or the public and, if appropriate, recommend to the Board their approval and disclosure.

•    Review the Corporation’s annual information form and related regulatory filings before release to the extent that same include financial information, and consider the accuracy and completeness of the financial information contained therein and, if appropriate, recommend to the Board their approval and disclosure.

•    Review the Corporation’s CSR/ESG related reports and disclosure documents before being publicly released or provided by the Corporation to any governmental or regulatory body, and consider the adequacy and completeness of the financial information contained therein.

•    Review the Corporation’s press releases containing financial information before the Corporation publicly discloses this information and, if appropriate, recommend to the Board their approval and disclosure.

•    Review and discuss with management any litigation matters which could significantly affect the financial statements, and review the manner in which these matters are disclosed in the financial statements.

•    Review and discuss any regulatory compliance issues which could significantly affect the financial statements.

•    Review and discuss any corporate governance issues which could significantly affect the financial statements.

•    Review with management and the external auditor all matters required to be communicated to the Committee under generally accepted auditing standards.

•    Understand how management develops interim financial information, and the nature and extent of internal and external auditor involvement.

•    Review interim financial reports with management and the external auditor before disclosure and filing with regulators, and consider whether they are complete and consistent with the information known to the Members and reflect appropriate accounting principles and, if appropriate, recommend to the Board their approval and disclosure.

•    To the extent not previously reviewed by the Committee, review and, if appropriate, recommend to the Board the approval of all financial statements included in any prospectus or other offering memoranda and all other financial reports required by regulatory authorities and requiring approval by the Board.

•    Review the statement of management’s responsibility for the financial statements as signed by the management of the Corporation and included in any published document.

•    Obtain explanations for communication to the Board for all significant variances between comparable reporting periods.

•    Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of those procedures.

•    Monitor the application and update, as necessary, of the Corporation’s Disclosure Policy.

5.2   Internal Control

•    With the assistance of the external auditor, the Chief Financial Officer and the Chief Audit Executive, consider the effectiveness and the adequacy of the Corporation’s internal control systems.

•    Take all reasonable measures to ensure that the Board and management comply with all of the Corporation’s policies or practices relating to business ethics and integrity (including the Authorities and Limits Policy and the Segregation of Duties Policy).

•    Understand the scope of internal and external auditor’s review of internal control over financial reporting, and obtain reports on any identified weaknesses, deficiencies or significant findings and recommendations, together with management’s responses and actions taken to remedy the issues identified.

•    Review and discuss with the Chief Executive Officer and Chief Financial Officer the process for the certifications to be provided in the Corporation’s public disclosure documents.

•    Review, monitor, report, and assess the effectiveness and adequacy of, and, where appropriate, provide recommendations to the Board of Directors on, the Corporation’s disclosure of controls and procedures over financial reporting as well as non-financial reporting.

5.3   External Audit

•    Manage the relationship between the Corporation and the external auditor.

•    Recommend to the Board the appointment or discharge and compensation of the Corporation’s external auditor.

•    Fill the role as the direct contact for the external auditor.

•     Oversee the work of the external auditor, including the resolution of disagreements between the external auditor and management.

•    Review any suggestions made by the external auditor for improvement of the Corporation’s operations or internal control.

•     Pre-approve all non-audit services (or delegating such pre-approval if and to the extent permitted by law to one or more Committee members) to be provided to the Corporation or its subsidiary entities by the Corporation’s external auditor, which services shall not be covered by the prohibited non-audit services listed in Annex 1 hereto.

•    At least annually, review and approve the terms of the external auditor’s (i) annual audit services engagement letter and (ii) the quarterly review services engagement letter; each of these letters shall be signed by the Chair of the Committee.

•    At least annually, review the external auditor’s proposed audit scope and approach, including coordination of audit effort with internal audit function, and pre-approve all related audit fees.

•    To the extent practicable, at least annually, review the performance of the external auditor.

•    At least annually, review and confirm the independence of the external auditor by obtaining statements from the auditor on relationships between the auditor and the Corporation, including non-audit services, discussing the relationships with the auditor and discussing any restrictions placed on them or other difficulties encountered in the course of the audit.

•    At least annually, meet separately with the external auditor to discuss the access to requested information and level of cooperation from management during the performance of their work.

•    On a regular basis, the Chief Executive Officer, the Chief Financial Officer, the Chief Audit Executive, the Chair of the Investment and Risk Committee or any other representative of management whose presence is requested by the Chair of the Committee or any of the Members, and the external auditor shall meet separately with the Committee, in a private session held during the course of a meeting.

•    On a regular basis, review and approve the Corporation’s hiring policies regarding partners, employees and former employees of the present and former external auditor of the Corporation.

•    Periodically rotate the lead partner for the external auditor.

5.4   Internal Audit Function

•    Review and approve the charter, nature, scope of work and organizational structure of the internal audit function as well as the annual audit plan and any major changes thereon.

•    Ensure that the internal audit function has the necessary resources to fulfill its mandate and responsibilities.

•     Approve the appointment and dismissal of the Chief Audit Executive, as well as approve his/her performance evaluation and compensation. The Chief Audit Executive shall report directly to the Committee.

•    Periodically review the audit plan status, including a progress report on the internal audit mandates and a follow-up on past due recommendations.

•    Review internal audit reports, including management responses, and ensure that the necessary steps are taken to follow up on important report recommendations.

•    Review with the assistance of the Chief Audit Executive the internal audit budget, resource plan, activities, and organizational structure of the internal audit function.

•    Ensure the independence and effectiveness of the internal audit function, including by requiring that the function be free of any influence that could adversely affect its ability to objectively assume its responsibilities, by ensuring that it reports to the Committee, and by meeting regularly with the Chief Audit Executive without management being present in order to discuss, among others, the questions he/she raises regarding the relationship between the internal audit function and management and access to the information required.

•    Ensure that the Chief Audit Executive is adequately applying quality assurance principles and carrying out the improvement program of the IAF, including compliance with International Professional Practice framework.

5.5   Compliance

•    Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation or its subsidiaries of concerns regarding questionable accounting or auditing matters (the “Complaints of Illegal or Unethical Conduct Policy”).

•    Review the effectiveness of the Complaints of Illegal or Unethical Conduct Policy and follow-up (including disciplinary action) of any instances of non-compliance.

•    Review the findings of any examinations by regulatory agencies, and any auditor observations.

•    Obtain regular updates from management and the Corporation’s legal counsel regarding compliance matters in respect of the Complaints of Illegal or Unethical Conduct Policy.

5.6   Information technology and information security

•    On a regular basis, review with the assistance of the Chief Information Officer or his delegate, the information technology and information security strategies and related matters, including the effectiveness and adequacy of computerized accounting systems, the protections against damage and disruption, and security of confidential information through information systems reporting as well as the Corporation’s information security and cybersecurity policies, guidelines, controls, initiatives and incident response plans and procedures.

5.7   Other Responsibilities

•    Perform other activities related to this Charter as requested by the Board.

•    Investigate and assess any issue that raises significant concern to the Committee, with the assistance, if so required by the Committee, of the Chief Financial Officer, the Chief Audit Executive and/or the external auditor.

•    Evaluate the Committee’s and individual members’ performance on a regular basis.

•    Communicate and collaborate with other committees of the Board of Directors to ensure coordination in the fulfillment of any responsibilities of the Committee which may overlap with the responsibilities of other committees.

6.0   Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate or comply with applicable accounting standards, as applicable, and other applicable requirements. These are the responsibilities of management and the external auditor.

7.0   Limitation on Committee’s Duties

Notwithstanding the foregoing and subject to applicable law, nothing contained in this Charter is intended to require the Committee to ensure the Corporation’s compliance with applicable laws or regulations.

In contributing to the Committee’s discharge of its duties under this Charter, each Member shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended or may be construed as imposing on any Member a standard of care or diligence that is in any way more onerous or extensive than the standard to which the member of the Board are subject.

The Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Corporation’s shareholders for any purpose whatsoever. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively. The terms contained herein are not intended to give rise to civil liability on the part of the Corporation or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

8.0   Reporting

The Chair should report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. As required by applicable rules and regulations, the Committee should report annually to shareholders, describing the Committee’s composition, responsibilities and how they were discharged, and any other information required by law. The Committee should also review any other report the Corporation issues that relates to the Committee’s responsibilities. The Secretary should circulate the minutes of each meeting of the Committee to the members of the Board.

9.0   Access to Information and Authority

The Committee will be granted access to all information regarding the Corporation that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at the Corporation’s expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve and pay any such firm’s fees and other retention terms without prior approval of the Board. The Committee also has the authority to communicate directly with the external auditor, the Chief Financial Officer, the Chief Audit Executive as well as any other employee of the Corporation as it deems necessary.

10.0   Review of Charter

The Committee will, from time to time, review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration. The Board may, amend this Charter (as required).

Latest update:	January 28, 2025

Annex 1

Prohibited Non-Audit Services

•	Bookkeeping or other services related to the accounting records or financial statement

•	Expert services unrelated to the audit

•	Financial information systems design and implementation

•	Appraisal or valuation services, fairness opinions or contribution-in-kind reports

•	Actuarial services

•	Internal audit outsourcing services

•	Broker-dealer, investment adviser or investment banking services

•	Legal services

•	Tax services to officers and directors of BRP

•	Financial statements, note disclosures and MD&A compilation

•	Regulatory filing preparation

•	Design and implementation of internal controls, policies and procedures

•	Services performed on a success or contingent fee basis

•	Temporary personnel assignments

•	Certain tax services such as tax provision assistance

•	Project management services

•	Vendor procurement and selection services

•	Incident response services

•	Data management or hosting services

•	Translation services of the Corporation’s disclosures

•	Personnel immigration services

•	Serving as a member of a supervisory body

•	Marketplace business relationships

•	Cash and investment management

•	Forecasting, projections, analytics

•	Policy and standards development and selection

•	Setting strategic direction

•	Hiring or dismissing employees

•	Authorizing transactions

•	Employee oversight

•	Ongoing monitoring services

1

•	Current and future state business decisions and deciding on/implementing third-party recommendations

•	Acting as Director or Officer

•	Representation with tax authorities and at courts or public tribunals

2

BRP
ski-doo LYNX SEA-DOO can-am ROTAX ALUMACraft MANITOU QUINTREX